
07078731



Service Bancorp, Inc.

Annual Report 2007





STRATA BANK, A SUBSIDIARY OF SERVICE BANCORP, INC.

Here at Strata Bank, we're confident that together we can all make a difference in our communities. Whether's it's rolling up our sleeves on behalf of area shelters, lending a financial hand to local charities, or giving small businesses the added boost they need to grow, Strata Bank's employees are always ready to provide assistance and expertise.

Established in 1871, Strata Bank operates eight full-service branches and eleven ATMs in the towns of Bellingham, Franklin, Hopkinton, Medfield, Medway, Milford and Millis, MA.



STRATA BANK • MISSION STATEMENT

We are a dedicated team of trusted experts working collectively to provide our clients with the ultimate customer experience.



A Message From

Pamela J. Montpelier

President and CEO
Strata Bank

At the end of our fiscal year on June 30, 2007, Strata Bank's total assets exceeded $415 million. In a year of rising interest rates and compressed margins, Strata Bank remained steady due to our ability to develop attractive pricing strategies to win customers and retain their business with our exceptional customer service.

Strata's solid commercial loan performance demonstrates the strength of our relationships with both large and small businesses in the region. Commercial loans including real estate, construction and business loans increased by $13.3 million or 9.5% to $153.5 million. Total deposits increased by $5.4 million to $274.2 million, and Strata Bank's certificates of deposit grew by $14.5 million, or 12.0%, due to the creative and competitive promotions we offered to our customers throughout the year.

The Strata Mortgage Center originated $38.1 million in residential real estate loans and sold $20.7 million to the secondary market in order to gain market share and increase income, part of our overall strategy to respond to changing real estate market conditions.

Our stockholders' equity increased to $29.3 million, or $17.84 book value per share, up from $27.7 million, or $16.89 book value per share.

During the course of the year, I held one-on-one meetings with more than 75 community business leaders to learn more about their experiences with Strata Bank and to find out how we can better assist them in recommending us to their friends, colleagues and family members. I appreciated their time and candor, and the feedback we have received will help us develop new initiatives and products in the coming months.

Our staff's knowledge of market conditions and collective experience helped us remain focused on steady, long term performance. As this challenging climate continues into the 2008 fiscal year, we will continue to adjust our programs and products to offer the most competitive terms and rates. Accessibility to customers and visibility in our communities is the foundation of our success.

I am proud of the talent, knowledge and dedication our staff members bring to their jobs, and I am inspired by their unwavering commitment to those in need. This year, through Strata Bank's Community Commitment program, 75 employees donated more than 3,300 hours of their personal time to local charities, schools, hospitals and other worthy causes. Our employees also make personal donations each quarter to select charities through our "Neighbors Count" program.

And Strata Bank's "Kids Count Mini-Grant Board", a spin-off of our Kids Count Banking program, awarded several thousand dollars in mini-grants to local community groups and organizations that improve the quality of life for needy families and children. The Board was comprised of more than a dozen high school students who mastered the skills of serving on a board, engaging in the application review process and selecting and notifying grant recipients.

Keeping our focus on what we do best – providing the ultimate customer experience, keeping abreast of the latest trends and technologies and providing innovative and competitive products will allow us to thrive in the years to come.

Sincerely,



Pamela J. Montpelier
President and CEO

Assets
Dollars in Thousands, as of June 30



$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$299,946
$318,673
$350,602
$402,166
$415,059
2003
2004
2005
2006
2007

Loans
Dollars in Thousands, as of June 30



$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$179,922
$235,336
$274,598
$322,158
$330,020
2003
2004
2005
2006
2007

Deposits
Dollars in Thousands, as of June 30



$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$239,929
$239,148
$254,805
$268,719
$274,165
2003
2004
2005
2006
2007

2006-2007 News and Articles of Interest

August 21, 2006 **- Saving Has its Rewards**

"In order to get kids to develop good lifelong savings habits, you need to make it fun and that's the whole point of our Kids Count program," said Montpelier. "The summer bicycle raffle is one of the year's highlights – it's so much fun to see the excitement on the kids' faces when they pick out their new bike or fill up their cart with toys. I think we have almost as much fun as they do."

Beginning in June, children who came into one of the Bank's eight branches and filled out an entry form were entered into the raffle to win brand new bikes, Toys 'R Us gift certificates, tickets to area family attractions, new backpacks and other prizes. Hundreds of children from the Bank's eight branches participated with 24 winners (3 winners/branch) randomly selected.

September 7, 2006 **- Strata Bank Announces New Executive & Operations Center**

"Because we have had tremendous growth over the last several years, we've outgrown our current space," said Montpelier. "Our new office will provide easier access and stronger interaction among employees. Now we will have the ability to hire more support staff as we enter into a new phase of expansion for the Bank."

"Our headquarters will remain in Medway as we have established firm roots there and in the other communities we serve. We feel strongly that our expansion will allow us to further grow our bank and remain committed to our local communities," said Montpelier.

October 10, 2006 **- Service Bancorp, MHC Elects Seven New Corporators**

Pamela J. Montpelier, President and CEO of Strata Bank, today announced the recent election of seven new corporators to Strata Bank's holding company, Service Bancorp, MHC: ***Paul J. Cheli,*** *Firm Administrator at Gilmore, Rees, Carlson, & Cataldo P.C.;* ***Edwin H. Hurley,*** *President of the Hockomock Area YMCA;* ***Stephen B. Lincoln,*** *Senior Vice President for Dean Foods Northeast (Garelick Farms);* ***John P. McDonald,*** *Vice President of Sales & Purchasing for Haber, Inc.;* ***Robert C. Mulrey,*** *President of Hickey Insurance Agency;* ***Donald R. Nash,*** *Managing Partner of Nash & Company, P.C.; and* ***Mark E. O'Reilly,*** *Audit and Accounting Manager for Richardson & Company, P.C.*

"Over the years, I've had the privilege to work with most of these gentlemen and have been impressed by their in-depth knowledge of and commitment to their respective industries," said Montpelier. "Our job is to elect representatives who demonstrate a high level of integrity in all of their business relationships and who understand the programs and services Strata Bank offers to its clients. These seven men have earned the respect of their colleagues, clients and peers and will be an excellent addition to our team of trusted experts."

December 26, 2006 **– Strata Bank Announces its 2006 Top Ten Community Commitment Winners**

Strata Bank Employees were honored this week for their "Community Commitment," collectively donating over 3,600 hours in volunteer time to local organizations including: area homeless shelters, schools, libraries, hospitals, animal shelters and other deserving groups.

Strata's 2006 top ten employee volunteers:

Mary Ann Cabibbo, Teller, Medway	*285 hours*
Linda Martin-Dyer, Commercial Lending	*157.8 hours*
Peter Rizzo, Commercial Lending	*149 hours*
Paul Carey, Executive VP Commercial Lending	*138.5 hours*
Kathy Kennedy, Loan Underwriter	*125.5 hours*
Joyce Danielson, Senior Vice President	*121 hours*
Bryan Christensen, Branch Manager, Medway	*119.5 hours*
Wayne Janelle, Assistant VP/Commercial Loan Officer	*114.5 hours*
Robert Matson, VP, Director of Financial Services	*95.5 hours*
Dorian Osmani, VP/ Commercial Loan Officer	*94 hours*

January 6, 2007 **- Strata Bank's Employees Donate Mittens, Hats and Scarves to Area School Children to Help Them Keep Warm This Winter**

Strata Bank employees today visited four area elementary schools bearing New Year's gifts – hats, scarves and mittens for children who tend to lose these important winter staples.

Instead of ornaments, Strata's Christmas trees were decorated with colorful mittens, scarves and hats that were collected from employees and customers throughout the month of December.

The donation is part of the "Strata Neighbors Count" initiative that launched over a year ago. Strata's 120 employees are asked to make quarterly donations to organizations that have identified needs. Past donations have included: winter coats, personal care/household items, and school supplies.

January 7, 2007 **– Strata Bank Announces its 2007 Strata Club Events**

Strata Club members can expect to enjoy a fantastic new year with a variety of day trips and summer surprises guaranteed to satisfy even the most discriminating traveler. The New Year starts off with a bang - a performance of the Tony-Award winning musical Wicked followed by a 15-day Hawaiian cruise! Then it's on to Saratoga after a night with the Pops at Symphony Hall. The fall kicks into gear with a trip to Long Island, a foliage excursion that ends at the Fryeburg Fair and an unforgettable holiday performance at Radio City Music Hall.

January 31, 2007 **- Garelick Farms' Stephen B. Lincoln Elected Director of Strata Bank**

"Steve is a highly respected member of our business community and will be a wonderful ambassador to further promote Strata Bank to new and existing customers," said Montpelier. "I welcome his advice and guidance as we continue to expand business in our market area and provide the ultimate customer experience."

"I have high regard for Pam and her team at Strata and look forward to serving on the boards of the Bank and its holding company," said Lincoln. "I hope to use my experience at Garelick Farms to help Strata promote the unique aspects of its customer-oriented philosophy."

February 8, 2007 **– Putting the Service in Customer Service**

Keeping your core target market abreast of the latest promotions available is important, but there are always ways to market to customers outside of that inner circle. Our Bank has embarked on a Kids Count campaign, which teaches children to start saving early and gives them the tools they need to be financially responsible adults. Not only does this type of initiative create good will with our current customers and build our customer base for the future, it also educates the community as a whole.

April 5, 2007 **- Strata Bank's George Rose Delivers Seminar on Consumer Fraud**

Strata Bank's Assistant Vice President of Compliance, George Rose, today delivered a presentation to more than 30 Strata Club members and guests. The topic? How to protect yourself from consumer fraud.

Rose led an informative and interactive session where he discussed the many forms that fraud can take including: fake checks, credit card fraud, lottery or get-rich-quick schemes and identified ways to spot fraud and report it to local authorities.

"It is estimated that fraud in the U.S. exceeds $44 billion annually," Rose said. "The unfortunate part of this is that only 15% of fraud victims actually report the crime to the authorities."

April 25, 2007 **- Strata Bank joins The American Banking Association to "Teach Kids to Save"**

"The earlier we start teaching children about the importance of managing money, the more disciplined they will be with their finances when they get older," said Pamela J. Montpelier, President & CEO of Strata Bank. "We were pleased to do our part in this national day of financial education, and through our own local savings program, Strata Kids Count, we have generated more than 3,000 young savers."

May 3, 2007 **- Strata Bank Sponsors Eyeglass Drive for Month of May**

Strata Bank, through its Neighbors Count program, will be collecting old, broken or out-of-style eyeglasses for a recycling drive throughout the month of May. Bring any unwanted glasses to one of Strata's eight branches and place them in the donation baskets. Used eyeglasses will be sent to Lens Crafters where they will be recycled and given to men, women and children in third-world countries who can't afford to buy them. It's a great way to start your spring cleaning and help those in need!

June 25, 2007 **- Strata Bank Launches Third Annual "Kids Count" Summer Fun Contest**

"The Summer Fun contest is one of our favorite and most popular events," explained Strata Bank President and CEO, Pamela J. Montpelier. "It's about teaching children the importance of saving for their future while having fun in the process. Over the years, our kids have built up some impressive bank balances that will help them pay for college, buy a car or invest in their future."

Stockholders' Equity

Dollars in Thousands, as of June 30



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$23,511
$24,922
$26,515
$27,670
$29,308
2003
2004
2005
2006
2007

Net Income

Dollars in Thousands, for the years ended June 30



$2,250
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
$1,627
$1,847
$2,117
$1,870
$1,248
2003
2004
2005
2006
2007

Stock Price

As of June 30



$35
$30
$25
$20
$15
$10
$5
$0
$22.00
$27.00
$25.45
$28.50
$31.00
2003
2004
2005
2006
2007



Service Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL DATA

For the Years Ended June 30,
(dollars in thousands)

	2007	2006	2005	2004	2003
Financial Condition					
Total Assets	$415,059	$402,166	$350,602	$318,673	$299,946
Loans, Net	330,020	322,158	274,598	235,336	179,922
Short-Term Investments	951	5	2,454	3,903	28,372
Securities	53,826	53,062	50,655	56,430	71,158
Deposits	274,165	268,719	254,805	239,148	239,929
Total Borrowings	109,510	103,858	67,650	53,392	35,232
Stockholders' Equity	29,308	27,670	26,515	24,922	23,511
Summary of Operations					
Total Interest and Dividend Income	$24,231	$20,771	$17,194	$15,608	$15,482
Total Interest Expense	13,243	9,176	5,924	4,972	5,876
Net Interest Income	10,988	11,595	11,270	10,636	9,606
Provision for Loan Losses	643	373	427	429	570
Net Interest Income, After Provision for Loan Losses	10,345	11,222	10,843	10,207	9,036
Non-Interest Income	2,115	1,982	1,727	1,787	1,379
Non-Interest Expense	10,729	10,323	9,377	9,295	8,030
Income Before Income Taxes	1,731	2,881	3,193	2,699	2,385
Income Tax Provision	483	1,011	1,076	852	758
Net Income	$1,248	$1,870	$2,117	$1,847	$1,627
Performance Ratios					
Return on Average Assets	0.31%	0.50%	0.64%	0.61%	0.59%
Return on Average Stockholders' Equity	4.28%	6.86%	8.12%	7.66%	7.47%
Average Interest Rate Spread	2.38%	2.90%	3.29%	3.45%	3.35%
Net Interest Margin[1]	2.86%	3.31%	3.62%	3.74%	3.69%
Efficiency Ratio[2]	81.88%	76.03%	72.15%	74.82%	73.10%
Asset Quality Ratios					
Non-Performing Assets to Total Assets	1.23%	0.50%	0.03%	0.00%	0.10%
Allowance for Loan Losses as a Percent of Loans	0.94%	0.88%	0.90%	0.90%	0.96%
Capital Ratios					
Stockholders' Equity to Total Assets	7.06%	6.88%	7.56%	7.82%	7.84%
Average Stockholders' Equity to Average Assets	7.17%	7.33%	7.89%	7.96%	7.83%
Book Value Per Share	$17.84	$16.89	$16.38	$15.26	$14.66

[1] Net interest income divided by average interest-earning assets.
[2] Non-interest expense divided by the sum of net interest income and non-interest income.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number: 0-24935

SERVICE BANCORP, INC.

(Name of Small Business Issuer in its Charter)

Massachusetts	**04-3430806**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
81 Main Street, Medway, Massachusetts	**02053**
(Address of Principal Executive Office)	**(Zip Code)**


RECEIVED
SEP 2 3 2007
WASH, D.C.
160
SECTION

1-888-578-7282

(Issuer's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

None

Securities Registered Pursuant to Section 12(g) of the Exchange Act:

Common Stock, par value $0.01 per share

(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ NO ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendments to this Form 10-KSB. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐ NO ☒

The Issuer's revenues for the fiscal year ended June 30, 2007 were $26.3 million.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the issuer, computed by reference to the price at which the common equity was sold as of September 7, 2007 ($25.50) was $16,777,139. The exclusion from such amount of the market value of the shares owned by any person shall not be deemed an admission by the issuer that such person is an affiliate of the issuer pursuant to Rule 12b-2 of the Exchange Act.

As of September 7, 2007, there were issued and outstanding 1,650,193 shares of the issuer's common stock, par value $0.01 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2007 Annual Meeting of Stockholders to be held on October 23, 2007 are incorporated by reference into Part III.

Transitional Small Business Disclosure Format YES ☐ NO ☒

TABLE OF CONTENTS

PART I

PART II

PART III

PART I

ITEM 1. Description of Business.

Service Bancorp, Inc.

Service Bancorp, Inc. (the "Company") was organized as a Massachusetts corporation in 1998 at the direction of the Board of Directors of Strata Bank (the "Bank") and the Board of Trustees of Service Bancorp, MHC (the "Mutual Company") for the purpose of acting as the holding company of the Bank. The Company's assets consist primarily of the outstanding capital stock of the Bank and interest-bearing deposits of $1.5 million, representing the remaining proceeds from the issuance by the Company of $3.1 million in subordinated debt issued during fiscal year 2004 and the remaining net proceeds from the Company's stock offering completed in 1998. The Company's assets also include the outstanding common stock of Service Capital Trust I ("Trust I"), a wholly-owned subsidiary formed in 2004 for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debt issued by the Company. At June 30, 2007, 907,694 shares of the Company's common stock, par value $0.01 per share, were held by the Mutual Company and 741,199 shares of common stock were held by others. The Company's principal business is overseeing and directing the business of the Bank.

In this document, the Company is being discussed on a consolidated basis with its wholly-owned subsidiary, the Bank. References to the Company may signify the Bank, depending on the context of the reference. The Company's investment in Trust I is accounted for using the equity method.

At June 30, 2007, the Company had total assets of $415.1 million, total deposits of $274.2 million and total equity of $29.3 million.

The Company's office is located at 81 Main Street, Medway, Massachusetts 02053. Its telephone number is 1-888-578-7282.

Strata Bank

The Bank was organized in 1871 as a Massachusetts-chartered mutual savings bank and was reorganized into the stock form of ownership in 1997 as part of the Bank's original mutual holding company reorganization. No common stock was offered for sale to depositors or other persons at the time of the reorganization. The Bank's deposits are insured by the federal Deposit Insurance Fund, as administered by the Federal Deposit Insurance Corporation ("FDIC"), up to the maximum amount permitted by law, and by the Massachusetts Depositors Insurance Fund in excess of the maximum FDIC insurance. The Bank is a community-oriented savings bank engaged primarily in the business of offering FDIC-insured deposits to customers through its branch offices and using those deposits, together with funds generated from operations and borrowings, to make one- to four-family residential mortgage loans, commercial real estate loans, commercial business loans, construction loans and consumer loans, and to invest in mortgage-backed and other securities.

The Bank has two wholly-owned subsidiaries, Medway Security Corporation and Franklin Village Security Corporation. Both subsidiaries are Massachusetts securities corporations, which were formed to hold investment securities.

The Bank's main office is located at 81 Main Street, Medway, Massachusetts 02053. Its telephone number is 1-888-578-7282.

Service Bancorp, MHC

The Mutual Company was formed in 1997 as part of the Bank's conversion from mutual to stock form. The Mutual Company is a Massachusetts-chartered mutual holding company with the powers set forth in its Charter and By-laws and under Massachusetts law. As of June 30, 2007, the Mutual Company owns 55.0% of the voting stock of the Company. The Board of Trustees of the Mutual Company directs the voting of the shares of the Company's common stock held by the Mutual Company. The Mutual Company is subject to regulation and supervision by the Federal Reserve Bank ("FRB") and the Massachusetts Division of Banks (the "Division"). The Mutual Company does not engage in any business activity other than to hold the Company's common stock and to invest any liquid assets of the Mutual Company.

The Mutual Company's office is located at 81 Main Street, Medway, Massachusetts 02053, and its telephone number is 1-888-578-7282.

Market Area

The Bank operates eight full-service banking offices in the Massachusetts towns of Medway, Franklin, Medfield, Millis and Bellingham, all of which are located in Norfolk County, Milford, located in Worcester County, and Hopkinton, located in Middlesex County. In addition, the Bank has a limited-service banking location at a senior assisted living facility in Franklin. The Bank's deposits are gathered from the general public primarily in these towns and surrounding communities. The Bank's lending activities are concentrated primarily in these counties and nearby surrounding markets in the greater Boston metropolitan area. Consistent with large metropolitan areas in general, the economy in the Bank's market area is based on a mixture of service, manufacturing, wholesale/retail trade, and state and local government. Maintaining operations in a large metropolitan area serves as a benefit to the Bank in periods of economic growth, while at the same time fosters significant competition for the financial services provided by the Bank. Future growth opportunities for the Bank depend in part on national economic factors, the future growth in the Bank's market area, and the intensity of the competitive environment for financial institutions.

Norfolk County has experienced a significant population growth, with the county showing a higher growth rate than the Commonwealth of Massachusetts as a whole. Population growth has been supported by the outward expansion of the greater Boston metropolitan area, with Norfolk County's proximity to Boston and more affordable housing attracting individuals wishing to maintain jobs in greater Boston. Within Norfolk County, the town of Franklin in particular has experienced considerable growth in population and employment in recent years and has been one of the fastest growing towns in Massachusetts. The increased demand for housing resulting from this growth has had a positive effect on real estate values and on loan demand in the area in recent years. The recent slower housing market in Massachusetts and in the Bank's lending area, and the general interest rate environment, however, have resulted in declining real estate values and reduced demand for real estate loans.

Competition

The Bank faces significant competition both in making loans and in attracting deposits. The Bank's service area in Norfolk, Worcester and Middlesex Counties has a high density of financial institutions, many of which are branches of significantly larger institutions that have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. The Bank's competition for loans comes principally from commercial banks, savings banks, savings and loan associations, mortgage banking companies, credit unions, insurance companies and other financial service companies. Its most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations and credit unions. The Bank faces additional competition for deposits from non-depository competitors, such as the mutual fund industry, securities and brokerage firms and insurance companies.

Lending Activities

Loan Portfolio Composition. The types of loans that the Bank may originate are subject to federal and state laws and regulations. Interest rates charged by the Bank on loans are affected primarily by the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by national, regional and local economic conditions, the levels of federal government spending and revenue, monetary policies of the Federal Reserve Board, and tax policies.

The Bank's loan portfolio consists primarily of first mortgage loans secured by one- to four-family residential real estate and commercial real estate located in the Bank's primary lending area. The Bank also provides financing for construction projects, home equity and second mortgage loans and other consumer loans, and commercial business loans.

Loan Originations. Substantially all of the Bank's consumer and commercial loan origination activity is conducted by loan officers through the Bank's branch network and through the Bank's commercial lending division. The Bank relies on referrals from existing customers, attorneys, accountants and real estate professionals to generate the Bank's business within its lending area. Existing borrowers are an important source of business since many of its commercial real estate and commercial business loan customers have more than one loan outstanding with the Bank. Construction loans are generated primarily from builders who have an established relationship with the Bank. Consumer loans are largely generated through existing customers and walk-in customers. Loan generation is further supported by advertising and networks built through the community activities of Bank employees.

The Bank's ability to originate residential real estate loans depends on the strength of the economy, trends in interest rates, customer demands and competition. Residential real estate loans are originated through the residential mortgage division of the Bank, the Strata Mortgage Center. The Bank may also buy residential loans directly from third-party residential mortgage originators.

Loan Sales and Servicing. While the Bank has not originated for sale large commercial real estate and commercial business loans, the Bank may originate such loans for sale in the future to accommodate customers seeking larger loans without assuming credit risks that exceed policy guidelines. One- to four-family residential loans are generally underwritten to conform to secondary market guidelines. The Bank sells residential real estate loans from its portfolio and originates residential real estate loans to be sold in the secondary market. The Bank sold $20.7 million and $6.6 million of residential real estate loans, both servicing retained and released, in the secondary market during the years ended June 30, 2007 and 2006, respectively. Residential real estate loans held for sale were $417,000 and $665,000 at June 30, 2007 and 2006, respectively.

Loan Purchases. To supplement originations of one- to four-family residential mortgage loans, the Bank may purchase fixed and adjustable-rate one- to four-family mortgage loans secured by residential properties in the New England area originated by other New England-based financial institutions and mortgage companies. All purchased loans are priced at market rates and must meet the underwriting standards applied to loans originated by the Bank. There were no loan purchases during the years ended June 30, 2007 and 2006.

One- to Four-Family Mortgage Lending. The Bank currently offers both fixed-rate and adjustable-rate mortgage loans secured by one- to four-family residences located in the Bank's primary lending area, with maturities ranging from fifteen to forty years. One- to four-family mortgage loan customers are obtained through advertisements, referrals from personnel at the Bank's eight full-service operating offices and through the originators at Strata Mortgage Center. At June 30, 2007, the Bank's one- to four-family mortgage loans totaled $149.1 million, or 44.9% of gross loans.

The Bank currently offers the following adjustable-rate mortgage loan programs: a one-year adjustable-rate loan that reprices annually and a three-year adjustable-rate loan that reprices every third year. The Bank also offers, "5-1", "7-1", and "10-1" loans where the interest rate is fixed for the first five, seven and ten years, respectively, and is adjusted on an annual basis thereafter. The Bank also offers a "5-5" loan where the interest rate is fixed for the first five years and is adjusted on every fifth year anniversary thereafter. The interest rates on the adjustable-rate loans are indexed to the comparable-term U.S. Treasury securities rate, with the initial rate of interest being dependent upon the length of the repricing term (i.e. a higher rate is charged for loans with an initial three-year repricing term as compared to a one-year repricing term). The one-year and three-year adjustable-rate loans and the 5-1, 7-1, 10-1, and 5-5 adjustable-rate loans are subject to interest rate caps of 2% for each adjustment period up to a maximum of 6% over the life of the loans.

The volume and type of adjustable-rate loans originated by the Bank are affected by market factors such as interest rates, consumer preferences and the availability of funds. While the origination of adjustable-rate loans helps reduce the Bank's exposure to increases in interest rates, credit risk can increase if borrowers are unable to make the larger payments that result from upward interest rate adjustments. Periodic and lifetime caps on interest rate increases help to reduce the credit risk associated with adjustable-rate loans but also affect the Bank's sensitivity to interest rate risk.

One- to four-family residential mortgage loans are generally underwritten in accordance with the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC") guidelines, with some exceptions on adjustable-rate and fixed-rate loans originated for retention in the Bank's loan portfolio. Loans are originated in amounts up to 95% of the lower of the appraised value or the selling price of the property securing the loan. The Bank offers a blended mortgage that enables borrowers to obtain a conventional mortgage for up to 80% of the property's appraised value with a second mortgage available at elevated rates for up to 10% of the appraised value. Loans over 80% of appraised value are required to either obtain a blended mortgage product or obtain outside private mortgage insurance.

Commercial Real Estate Mortgage Lending. Origination of loans secured by commercial real estate is the Bank's most significant area of lending activity. The loans are generally secured by office and manufacturing buildings, office warehouses, apartments and retail stores primarily located in the Bank's market area. At June 30, 2007, commercial real estate mortgage loans totaled $96.7 million, or 29.1% of gross loans.

Pursuant to the Bank's underwriting policies, a number of factors are considered before a commercial real estate loan is made. The qualifications and financial condition of the borrower, including credit history, profitability and expertise, as well as the value and condition of the underlying property, are evaluated. When evaluating the qualifications of the borrower for a multi-family mortgage loan, the Bank considers the financial resources of the borrower, the borrower's experience in owning or managing similar property, and the borrower's payment history with the Bank and other financial institutions. Factors considered in evaluating the underlying property include the net operating income of the mortgaged premises before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) and the ratio of the loan amount to the appraised value.

In accordance with the Bank's policy, multi-family mortgage loans may be made in an amount up to 85% of the appraised value (as determined by the Bank or a qualified independent appraiser) or the sales price of the underlying property, whichever is lower, provided the debt service coverage ratio is not less than 120%. The appraisal process takes into consideration geographic location, comparable sales, vacancy rates, if applicable, operating expenses and historic, current and projected economic conditions. Appraisals are obtained from independent licensed and certified fee appraisers for all loan requests over $250,000, as required under the Bank's commercial real estate policy.

Commercial real estate loans are offered both as adjustable-rate and fixed-rate loans. Typical terms for loans provide for a five-year repricing term, with up to a 30-year amortization. The adjustable-rate is generally tied to either the Prime Rate as published in the Wall Street Journal or the applicable U.S. Treasury security index. The Bank from time to time will partially fund fixed-rate loans through fixed-rate borrowings from the Federal Home Loan Bank of Boston ("FHLB") obtained for periods that approximate the fixed-rate terms of the loans originated.

A number of the Bank's commercial real estate borrowers have done business with the Bank for many years and have more than one loan outstanding. The Bank generally originates commercial real estate loans of

$250,000 to $1,500,000. The Bank will consider all requests regardless of size. Should the terms of a request exceed the Bank's legal lending limits, the Bank will consider participating a portion of the relationship with another financial institution.

Loans secured by commercial real estate generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments of loans secured by commercial real estate are often dependent on successful operation or management of the properties, repayment of such loans may, to a greater extent, be subject to adverse conditions in the real estate market or the economy.

The Bank intends to continue to emphasize its commercial real estate lending activities in its primary lending area depending on the demand for such loans and trends in the real estate market and the economy.

Construction Lending. The Bank provides funding for construction projects involving residential properties within its primary lending area. These loans may be for the construction of new properties or the rehabilitation of existing properties. The Bank underwrites construction-permanent loans for owner-occupied one- to four-family property according to its own internal guidelines for adjustable-rate and fixed-rate mortgages. For this type of construction loan, the Bank will lend up to 90% of the lesser of appraised value upon completion of construction or the cost of construction, provided private mortgage insurance coverage is obtained for any loan with a loan-to-value or loan-to-cost ratio in excess of 80%. For loans on one- to four-family properties being constructed for sale, the Bank lends up to 80% of the completed value on pre-sold projects and up to 70% for speculative projects. Typically, loan proceeds are disbursed in increments as construction progresses as determined by property inspections and title rundowns.

At June 30, 2007, construction loans totaled $29.0 million, or 8.7% of gross loans. Unfunded construction loan commitments outstanding at June 30, 2007 amounted to $11.8 million.

Construction financing is generally considered to involve a higher degree of risk than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is largely dependent upon the accuracy of the initial estimate of construction costs, the estimated time to sell or rent the completed property at an adequate price or rate of occupancy, and market conditions. If the estimates and projections prove to be inaccurate, the Bank may be confronted with a project which, upon completion, has a value that is insufficient to assure full loan repayment.

Home Equity Lending. The Bank offers home equity lines of credit and fixed-term loans secured by one- to four-family owner-occupied properties in its primary lending area. Loans are offered in amounts up to 80% of the value of the property, less the first lien. Values are determined by an independent on-line valuation service or by an appraisal on the property provided by a licensed appraisal firm approved by the Bank. Fixed-term home equity loans are written at fixed rates and are amortized for terms of up to 15 years, while home equity lines of credit are written with adjustable rates and may be extended for up to 20 years (with a 10- year draw period and a 10-year repayment period). At June 30, 2007, the Bank's home equity and second mortgage loans totaled $23.6 million, or 7.1% of gross loans.

Commercial Loans. The Bank originates both secured and unsecured commercial business loans to businesses located primarily in the Bank's primary lending area. Commercial business loans are typically originated as both fixed-rate loans and adjustable-rate loans set at a percentage above the Prime Rate as published in the Wall Street Journal or the 90-day treasury bill rate. Fixed-rate loans generally are originated for terms of seven years or less. At June 30, 2007, commercial business loans totaled $32.4 million, or 9.7% of gross loans.

Consumer Loans. The Bank's origination of consumer loans, other than home equity loans, has been fairly limited. The consumer loan portfolio includes direct automobile loans and various other types of installment loans, including loans secured by deposits, as well as a modest amount of revolving credit balances. Consumer lending is expected to remain a limited part of the Bank's overall lending program. At June 30, 2007, consumer loans other than home equity and second mortgage loans totaled $994,000, or 0.3% of gross loans.

Investment Securities Activities

The investment policy of the Bank is reviewed and approved by the Board of Directors on an annual basis. The Bank views its investment portfolio as an alternative earning asset vehicle into which to deploy excess funds as well as to assist in interest-rate risk management. Compliance with the Bank's investment policy is the responsibility of the President and Chief Financial Officer. Investment purchases are initiated in accordance with specific guidelines and criteria specified in the investment policy. All investment transactions are reported to and reviewed by the Board of Directors on a monthly basis.

The Bank's current policy generally favors investment in U.S. Government and U.S. Government sponsored enterprise ("GSE") obligations, corporate debt obligations and corporate equities. The policy permits investment in mortgage-backed and mortgage-related securities but does not allow the use of interest rate swaps, options and futures. The Bank's current investment strategy has emphasized the purchase of GSE obligations and corporate debt obligations, most of which mature within ten years, and GSE mortgage-backed securities. Statement of Financial Accounting Standards ("SFAS") No. 115 requires the Bank to designate its securities as held to maturity, available for sale, or trading depending on the Bank's ability to hold and intent regarding its investments. The Bank does not currently maintain a trading portfolio of securities.

U.S. Government and GSE Obligations. The GSE obligations portfolio consists primarily of medium-term (maturities of three to ten years) securities. The Bank's current investment strategy, however, is to maintain investments in such instruments for liquidity purposes, as collateral for borrowings, and for prepayment protection. Some of the Bank's GSE debentures have one-time call features following a holding period of twelve months or more. The Bank generally does not purchase structured notes and there were no structured notes in the Bank's portfolio at June 30, 2007.

Mortgage-Backed Securities. Mortgage-backed securities are generally purchased by the Bank as a means to deploy excess liquidity at more favorable yields than other investment alternatives. In addition, mortgage-backed securities generate positive interest rate spreads with minimal administrative expense and lower the Bank's overall credit risk due to the guarantees on such securities provided by the Government National Mortgage Association ("GNMA"), FNMA and FHLMC.

Mortgage-backed securities are created by pooling individual mortgages and bear an interest rate that is less than the interest rate on the underlying mortgages. Mortgage-backed securities typically represent a participation interest in a pool of single family or multi-family mortgages, although the Bank generally purchases only mortgage-backed securities backed by single-family mortgage loans. The issuers of such securities (generally GSEs, including FNMA, FHLMC and GNMA) pool and resell the participation interests in the form of securities to investors and guarantee the payment of principal and interest to these investors. Investments in mortgage-backed securities involve a risk that actual prepayments on the underlying mortgage loans will be greater than estimated over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments, thereby affecting the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or in the event such securities are redeemed by the issuer. Finally, the market value of such securities may be adversely affected by changes in interest rates.

Corporate Obligations. The Bank's policy generally requires that investment in corporate debt obligations be limited to corporate bonds with an "A" rating or better by at least one nationally recognized rating service at the time of purchase.

Municipal Debt Securities. Municipal debt securities are issued by state and local governments and their creations such as "authorities" and special districts to finance their ongoing operations and projects. There are generally two different types: 1) the general obligation bond, which is secured by the issuer's general taxing powers, and 2) the revenue bond which is funded by revenues from a specific project. In assessing the relative attractiveness of a municipal bond, which is federally tax-exempt, the equivalent taxable yield is calculated by the Bank and compared to taxable yields of bonds with similar credit quality and duration.

Marketable Equity Securities. The Bank's marketable equity securities consist of investments in common stocks. The Bank generally purchases marketable equity securities as growth and income investments in major Standard & Poor's 500 companies that can provide the opportunity for revenue that is taxed on a more favorable basis than operating income. There can be no assurance that investment in marketable equity securities will achieve appreciation in value and, therefore, such investments involve higher risk.

Federal Home Loan Bank Stock. The Bank is a member of the Federal Home Loan Bank ("FHLB") of Boston. As part of a borrowing arrangement with the FHLB, the Bank is required to invest in the stock of the FHLB in an amount determined on the basis of the Bank's residential mortgage loans and borrowings from the FHLB. The stock is redeemable at par and earns dividends declared at the discretion of the FHLB.

Deposit Activities

The Bank offers a variety of deposit accounts with a range of interest rates and terms. The Bank's deposit accounts consist of non-interest-bearing checking accounts and interest-bearing NOW accounts, savings accounts and money market deposit accounts (referred to in the aggregate as "transaction accounts") and certificate of deposit accounts. The Bank offers Individual Retirement Accounts ("IRAs") and other qualified plan accounts.

The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and the relative attractiveness of competing deposit and investment alternatives. The Bank's deposits are obtained predominantly from the communities surrounding its branch offices. The Bank relies primarily on competitive pricing of its deposit products, customer service and long-standing relationships with customers to attract and retain these deposits. In addition, the Bank has actively marketed its core deposit products to senior citizens in the Bank's market area through the organization of travel clubs designed to promote savings by these customers. Finally, the Bank has emphasized the acquisition of customers dissatisfied with the less personalized and more costly services provided by larger financial institutions that often are the product of one or more mergers. However, market interest rates and rates offered by competing financial institutions significantly affect the Bank's ability to attract and retain deposits. The Bank uses traditional means of advertising its deposit products, including broadcast and print media, and generally does not directly solicit deposits from outside its market area. However, the Bank will utilize brokers to obtain term certificates of deposit, which may be outside its market area. Such brokered deposits totaled $14.0 million at June 30, 2007.

Financial Services Activities

The Financial Services Center at Strata Bank provides a wide variety of alternative investment and insurance products. These non-deposit investment products are offered through the Bank's alliance with Linsco/Private Ledger ("LPL"). LPL is a registered broker/dealer and member NASD/SIPC. LPL is the largest independent brokerage firm in the United States with investment professionals in locations across the country.

REGULATION

General

The Bank is a Massachusetts-chartered stock savings bank and its deposit accounts are insured up to applicable limits by the federal Deposit Insurance Fund of the FDIC and by the state Depositors Insurance Fund. The Bank is subject to extensive regulation by the Massachusetts Division of Banks (the "Division") as its chartering agency, and by the FDIC, as its deposit insurer. The Bank is required to file reports with, and is periodically examined by, the FDIC and the Division concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other banks and savings institutions. The Bank is a member of the FHLB of Boston and is subject to certain regulation by the Board of Governors of the FRB. As bank holding companies, the Mutual Company and the Company are subject to regulation by the FRB and the Division and are required to file reports with such regulatory bodies. Any change in such regulations, whether by the Division, the FDIC, or the FRB could have a material adverse impact on the Bank, the Company, or the Mutual Company. Certain of the regulatory requirements applicable to the Bank, the Company and the Mutual Company are referred to below or elsewhere herein.

Massachusetts Bank Regulation

As a Massachusetts-chartered savings bank, the Bank is subject to supervision, regulation and examination by the Division and to various Massachusetts statutes and regulations which govern, among other things, investment powers, lending and deposit-taking activities, borrowings, maintenance of surplus and reserve accounts, distribution of earnings, and payment of dividends. In addition, the Bank is subject to Massachusetts consumer protection laws and regulations. The Division's approval is required for a Massachusetts bank to establish or close branches, merge with other banks, issue stock and undertake certain other activities.

Regulatory Enforcement Authority. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Commissioner may be subject to sanctions for non-compliance, including seizure of the property and business of the bank and suspension or revocation of its charter. The Commissioner may under certain circumstances suspend or remove officers or directors who have violated the law, conducted a bank's business in a manner which is unsafe, unsound or contrary to the depositors' interests, or been negligent in the performance of their duties. In addition, upon finding that a bank has engaged in an unfair or deceptive act or practice, the Commissioner may issue an order to cease and desist and impose a fine on the bank. Finally, Massachusetts consumer protection statutes applicable to a bank permit private individual and class action law suits and provide for the rescission of consumer transactions, including loans, and the recovery of statutory and punitive damages and attorneys' fees in the case of certain violations.

Massachusetts law has recently been amended to restrict certain home mortgage lending practices. The law applies to banks that make so-called "high cost mortgage loans" and, among other provisions, requires credit counseling for borrowers, requires that banks have a "reasonable belief" that borrowers are able to make required payments out of current income, and limits the financing of points and fees.

Massachusetts law prohibits all mortgage lenders, including savings banks, from knowingly making a home mortgage loan in Massachusetts for the purpose of re-financing an existing home mortgage loan closed within the preceding five years, or re-financing any other debt of the borrower regardless of when it was incurred, unless the refinancing is "in the borrower's interest." The "borrower's interest" standard is required to be "narrowly construed," meaning that only factors that directly or clearly indicate that the new loan is in the borrower's interest will satisfy the statute, with the burden placed on the lender "to determine and to demonstrate that the refinancing is in the borrower's interest." The Commissioner recently issued implementing regulations further clarifying the factors to be considered by a lender in determining whether a refinancing is in the "borrower's interest" and the procedures a bank must follow to demonstrate its compliance with the law.

Massachusetts enacted legislation effective in March 2005 that revised and recodified a wide range of Massachusetts banking laws. Among other things, the law revised Massachusetts' branching and lending laws, liberalizing them in many respects including eliminating rigid restrictions on lending, but requiring that Massachusetts banks put in place comprehensive loan policies that carefully describe loan programs and the loan-to-value ratios, amortization requirements, and other elements of those programs.

Parity Regulation. Massachusetts regulations that provide limited parity with federally chartered banks and out-of-state state-chartered banks with branches in Massachusetts establish procedures allowing Massachusetts-chartered banks to exercise additional or more flexible parallel powers granted to national banks, federal savings banks and out-of-state state-chartered banks with branches in Massachusetts which are otherwise not permitted under state law, in accordance with regulations issued by the Division of Banks. Under the parity regulations, a bank which is either "adequately capitalized" or "well capitalized," which has not been informed in writing by the Commissioner or an applicable federal bank regulatory agency that it has been designated to be in "troubled condition," and which has received as least a "satisfactory" CRA rating (as defined below) during its most recent examination by the Commissioner or other applicable federal banking regulatory agency, may engage in certain activities in which Massachusetts chartered banks ordinarily may not engage. Such activities include, but are not limited to, the establishment of temporary branch offices, certain investments in corporate affiliates and subsidiaries, engaging in lease financing transactions, engaging in finder and certain electronic banking activities, investment in community development and public welfare projects, and the provision of tax planning and preparation, payroll and financial planning services, among others. The procedures and requirements for engaging in such activities range from an application process or expedited review and notice process to no application or notice whatsoever. The applicable procedures and requirements vary according to the nature of the activity to be engaged in and the capitalization of the bank. As of the date of this document, the Bank was "well capitalized," had received a CRA rating of "satisfactory" and was not in "troubled condition" and was therefore eligible to engage in certain of the above-referenced activities, subject to the applicable procedures and requirements of Massachusetts regulation.

In January 2005, the U.S. District Court for the District of Massachusetts ruled that the Gramm-Leach-Bliley Act of 1999 ("GLBA") preempts four provisions of Massachusetts law regulating the way banks sell insurance as agent or broker. Pursuant to Massachusetts law, the Commissioner of Banks and the Commissioner of Insurance waived the applicability of the preempted provisions to Massachusetts banks after determining that such a waiver was necessary to permit Massachusetts banks to compete with national banks in the sale of insurance. The preempted rules are the so-called "referral prohibition," the "referral fee prohibition," the "waiting period restriction" and the "separation restriction." The "referral prohibition" allows bank employees to refer customers to the bank's insurance agency only if the customer first inquires about insurance, and as a result prohibits a bank teller from initiating a discussion about insurance with a customer. The "referral fee prohibition" forbids banks from paying additional compensation to unlicensed bank employees including tellers who make referrals to the bank's insurance agency. The "waiting period restriction" allows banks to solicit the sale of insurance from loan applicants only after the loan application has been approved and only after the commitment letter has been issued in the case of a mortgage loan. Finally, the "separation restriction" generally requires banks to keep insurance activities physically separated from a bank's loan and deposit activities, although regulations now permit tellers who refer customers to licensed insurance producers to receive a one-time, nominal fee of a fixed dollar amount for each referral.

Depositors Insurance Fund. All Massachusetts-chartered savings banks are required to be members of the Depositors Insurance Fund ("DIF"), a corporation that insures savings bank deposits that are not otherwise covered by federal deposit insurance. The DIF is authorized to charge savings banks an annual assessment of up to 1/16th of 1% of a savings bank's deposits.

Insurance of Accounts and Regulation by the FDIC

The Bank is a member of the federal Deposit Insurance Fund, which is administered by the FDIC. Under the Federal Deposit Insurance Reform Act of 2005 (the "FDIRA"), the Bank Insurance Fund (of which the Bank was formerly a member) merged with the Savings Association Insurance Fund into a single Deposit Insurance Fund. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the U.S. Government. As insurer, the FDIC charges deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a risk to the insurance fund. The FDIC also has the authority to initiate enforcement actions against savings banks and may terminate deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition. The FDIC issued final regulations implementing FDIRA on November 2, 2006.

Under the FDIRA, the FDIC may adjust the standard maximum deposit insurance amount, currently $100,000, for inflation every five years beginning in 2010. Deposit insurance coverage limits for certain types of Individual Retirement Accounts, 401(k) plans and other retirement savings accounts were raised from $100,000 to $250,000. Finally, the FDIC will begin to charge premiums for participation in the Deposit Insurance Fund, which could be substantial. Pursuant to deposit insurance reform legislation, in December 2006, the FDIC adopted a new risk-based assessment system for determining deposit insurance premiums. Under the new requirements, four risk categories (I-IV), each subject to different premium rates, are established, based upon an institution's status as well capitalized, adequately capitalized or undercapitalized, and the institution's supervisory rating. Under the new rules, all insured depository institutions will pay deposit insurance premiums, currently ranging between 5 and 7 basis points on an institution's assessment base for institutions in risk category I (well capitalized institutions perceived as posing the least risk to the insurance fund), and 10, 28 and 43 basis points for institutions in risk categories II, III, and IV, respectively. The rates are subject to periodic adjustment by the FDIC. In addition to its insurance assessment, each insured bank is subject to debt service assessments in connection with bonds issued by a government corporation that financed the federal savings and loan bailout.

The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under certain circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the bank became "critically undercapitalized." For this purpose, "critically undercapitalized" means having a ratio of tangible capital to total assets of less than 2%. The FDIC may also appoint a conservator or receiver for a state bank on the basis of the institution's financial condition or upon the occurrence of certain events, including: (i) insolvency (whereby the assets of the bank are less than its liabilities to depositors and others); (ii) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (iii) existence of an unsafe or unsound condition to transact business; (iv) likelihood that the bank will be unable to meet the demands of its depositors or to pay its obligations in the normal course of business; and (v) insufficient capital, or the incurring or likely incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment of capital without federal assistance.

Regulatory Capital Requirements

FDIC-insured savings banks are subject to risk-based capital guidelines that establish a framework for making regulatory capital requirements more sensitive to the risk profiles of each institution. The Bank is required to maintain certain levels of regulatory capital in relation to risk-weighted assets. The ratio of such regulatory capital to risk-weighted assets is referred to as the Bank's "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide a savings bank's capital into two tiers. The first tier ("Tier I") includes common equity, retained earnings, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets (except mortgage servicing rights and purchased credit card relationships subject to certain limitations). Supplementary or Tier II capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Savings banks are required to maintain a total risk-based capital ratio equal to at least 8% of risk-weighted assets, of which at least 4% must be Tier I capital.

In addition, the FDIC has established regulations prescribing a minimum Tier I leverage capital ratio (Tier I capital to adjusted total assets as specified in the regulations). These regulations provide for a minimum Tier I leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest examination rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier I leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. The FDIC may, however, set higher leverage and risk-based capital requirements on individual institutions when particular circumstances warrant. Savings banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, above the minimum levels.

The federal banking agencies, including the FDIC, have also adopted regulations to require an assessment of an institution's exposure to declines in its capital due to changes in interest rates when assessing the bank's capital adequacy. Under such a risk assessment, examiners will evaluate a bank's capital for interest rate risk on a case-by-case basis, with consideration of both quantitative and qualitative factors. Institutions with significant interest rate risk may be required to hold additional capital. The agencies also issued a joint policy statement providing guidance on interest rate risk management, including a discussion of the critical factors affecting the agencies' evaluation of interest rate risk in connection with capital adequacy.

Standards for Safety and Soundness

The federal banking agencies have adopted a final regulation and Interagency Guidelines Prescribing Standards for Safety and Soundness ("Guidelines") to implement the safety and soundness standards required under federal law. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The standards set forth in the Guidelines address internal controls and information systems; internal audit program; credit underwriting; loan documentation; interest rate risk exposure; asset growth; and compensation, fees and benefits. The agencies also adopted additions to the Guidelines which require institutions to examine asset quality and earnings standards. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by federal law. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

Limitations on Dividends and Other Capital Distributions

The FDIC has the authority to prohibit a savings bank from paying dividends if, in the FDIC's opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law also prohibits the payment of dividends by a bank that will result in the bank failing to meet its applicable capital requirements on a pro forma basis. Massachusetts law also restricts the Bank from declaring a dividend which would reduce its capital below (i) the amount required to be maintained by state and federal law and regulations, or (ii) the amount of the Bank's liquidation account established in connection with the Reorganization.

Prompt Corrective Action

The federal banking agencies have promulgated regulations to implement a system of prompt corrective action required by federal law. Under the regulations, a bank is deemed to be (i) "well capitalized" if it has total risk-based capital of 10.0% or more, has a Tier I risk-based capital ratio of 6.0% or more, has a Tier I leverage capital ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier I risk-based capital ratio of 4.0% or more and a Tier I leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized"; (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a Tier I leverage capital ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a Tier I leverage capital ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Federal law and regulations also specify circumstances under which a federal banking agency may reclassify a "well capitalized" institution as "adequately capitalized" and may require an "adequately capitalized" institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly "undercapitalized" institution as "critically undercapitalized").

"Undercapitalized" banks are subject to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks are subject to one or more of a number of additional restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks or to dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by a parent holding company.

Based on the foregoing, the Bank is currently classified as a "well capitalized" bank.

Activities and Investments of Insured State-Chartered Banks

Section 24 of the Federal Deposit Insurance Act ("FDIA") generally limits the activities and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks, notwithstanding state laws. Under regulations dealing with equity investments, an insured state bank generally may not, directly or indirectly, acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank.

Federal law and FDIC regulations permit certain exceptions to the foregoing limitations. For example, certain state-chartered banks, such as the Bank, may continue to invest, up to certain limits, in common or preferred stock listed on a national securities exchange or in the shares of registered investment companies if: (i) the Bank held such types of investments during the period from September 30, 1990 through November 26, 1991; (ii) the state in which the Bank is chartered permitted such investments as of September 30, 1991; and (iii) the Bank obtains approval from the FDIC to make or retain such investments. In 1999, the FDIC substantially revised its regulations implementing Section 24 of the FDIA to ease the ability of FDIC-insured state-chartered banks to engage in certain activities not permissible for national banks, and to expedite FDIC review of bank applications and notice to engage in such activities. As of June 30, 2007, the Bank held marketable equity securities with a cost of $2.6 million pursuant to this exception.

Transactions with Affiliates and Insiders of the Bank

Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act ("FRA") and the Federal Reserve Board's Regulation W. An affiliate of a savings bank is generally any company or entity that controls, is controlled by, or is under common control with the savings bank, other than a subsidiary of the bank. In an organization controlled by a holding company, at a minimum, the parent holding company of a savings bank and any companies which are controlled by such parent holding company are affiliates of the savings bank. Generally, Section 23A limits the extent to which the savings bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such savings bank's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. The term "covered transaction" includes the making of loans or other extensions of credit to an affiliate; the purchase of assets from an affiliate; the purchase of, or an investment in, the securities of an affiliate; the acceptance of securities of an affiliate as collateral for a loan or extension of credit to any person; or issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances or letters of credit issued on behalf of an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings bank or its subsidiary as similar transactions with nonaffiliates.

The Bank's authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the FRA and the FRB's Regulation O. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features, and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital. In addition, extensions of credit in excess of certain limits must be approved by the Bank's Board of Directors.

Bank Holding Company Regulation

General. The Mutual Company and the Company are subject to comprehensive regulation and regular examinations by the FRB and the Division. The FRB also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations, written agreements with a regulatory agency, conditions to a regulatory approval, unsafe or unsound practices, and breaches of fiduciary duties. Under the Home Owners' Loan Act of 1933, as a savings bank, the Bank may elect to have the Company and the Mutual Company regulated as savings and loan holding companies by the Office of Thrift Supervision ("OTS") subject to certain conditions and restrictions. Regulation as a savings and loan holding company would require application to, and prior approval of, the OTS.

The Bank Holding Company Act of 1956, as amended ("BHCA") prohibits a bank holding company from acquiring substantially all of the assets of a bank or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, increasing such ownership or control of any bank, acquiring all or substantially all of the assets of another bank or bank holding company, or merging or consolidating with any bank holding companies without the prior approval of the FRB. The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks, or activities of a financial nature, or activities incidental or complimentary to financial activities. In making such determinations, the FRB is required to weigh the expected benefit to the public against the possible adverse effects. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 generally authorizes bank holding companies to acquire banks located in any states, possibly subject to certain state-imposed age and deposit concentration limits, and also generally authorizes interstate mergers and, on a somewhat more restricted basis, interstate branching.

The GLBA was signed into law on November 12, 1999 and certain key provisions became effective March 11, 2000. This federal legislation is intended to modernize the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers. As a result of the legislation, bank holding companies are permitted to engage in a wider variety of financial activities than permitted under prior law, particularly with respect to insurance and securities activities. In addition, in a change from prior law, bank holding companies may now be owned, controlled or acquired by any company engaged in financially-related activities. To the extent that it permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This additional consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than the Company might be able to offer. This could adversely impact the Company's ability to retain and attract customers that prefer to obtain all of their financial services from one provider and, ultimately, the Company's profitability.

The Company is subject to capital adequacy guidelines for bank holding companies (on a consolidated basis) which are substantially similar to those of the FDIC for the Bank. The Company's stockholders' equity exceeds these requirements. In February 2005, the FRB issued a final rule that continues to permit trust preferred securities to qualify as an element of bank holding companies' Tier I capital but on a more limited basis. The rule continues to limit the aggregate amount of trust preferred securities and certain other restricted core capital elements to 25% of Tier I capital, net of goodwill. Previously, however, goodwill was not deducted when calculating the 25% limit. The amount of trust preferred securities and other restricted core capital elements in excess of the limit could be included in Tier II capital, subject to certain limits. The new limits became fully effective on March 31, 2007. Before then, bank holding companies with outstanding trust preferred securities and other restricted core capital elements that do not conform to the new limits must consult with their Federal Reserve Bank on plans to ensure that the companies are not placing undue reliance on these instruments and, where appropriate, to reduce such reliance.

On March 16, 2004, Trust I, a newly formed trust sponsored by the Company, participated in a pooled offering of trust preferred securities. In connection with this offering, Trust I issued $3.1 million of trust preferred securities and reinvested the proceeds in a 30-year $3.1 million junior subordinated debenture issued by the Company. The amount of proceeds of this offering that qualified as an element of the Company's Tier I capital under both the current and proposed FRB capital adequacy guidelines totaled $3.0 million and represented 9.2% of the Company's Tier I capital as of June 30, 2007. The Company currently does not have any goodwill.

Under FRB policy, a bank holding company must serve as a source of strength for its subsidiary bank. Under this policy, the FRB may require, and has required in the past, a holding company to contribute additional capital to an undercapitalized subsidiary bank.

Dividends. The FRB has issued a policy statement expressing its view that a bank holding company may pay cash dividends on common stock only to the extent that its net income available to common stockholders over the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the organization's capital needs, asset quality and overall financial condition. The FRB may prohibit a bank holding company from paying any dividends if its bank subsidiary is classified as "undercapitalized."

The Division of Banks and the FRB have imposed certain restrictions regarding the waiving of dividend payments by the Company to the Mutual Company. To date, the Mutual Company has not waived any dividends paid by the Company. If, in the future, the Mutual Company sought to waive dividends paid by the Company and obtained the approval of the Division of Banks and the FRB to do so, the cumulative amount of waived dividends would not be available for payment by the Company to minority stockholders and would be maintained in a restricted capital account. While such account would not have to be reflected in the Company's financial statements, it would not be available for distribution to minority stockholders if the Mutual Company decided to convert to stock form in the future.

Limitations on Certain Capital Transactions. Bank holding companies are required to give the FRB prior written notice of any purchase or redemption of their outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding twelve months, is equal to 10% or more of their consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, FRB order, or any condition imposed by, or written agreement with, the FRB. This notification requirement does not apply to any company that meets the well-capitalized standard for commercial banks, has a safety and soundness examination rating of at least a "2" and is not subject to any unresolved supervisory issues.

Customer Information Security

The FDIC and other bank regulatory agencies have adopted guidelines for establishing standards for safeguarding nonpublic personal information about customers that implement provisions of the GLBA ("Information Security Guidelines"). Among other things, the Information Security Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against any anticipated threats or hazards to the security or integrity of such information; and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. In April 2005, the FDIC and other bank regulatory agencies issued further guidance for the establishment of these information security standards, requiring financial institutions to develop and implement response programs designed to address incidents of unauthorized access to sensitive customer information maintained by the financial institution or its service provider, including customer notification procedures.

Privacy

The GLBA requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to nonaffiliated third parties. In general, the statute requires the Bank to explain to consumers the Bank's policies and procedures regarding the disclosure of such nonpublic personal information, and, except as otherwise required by law, the Bank is prohibited from disclosing such information except as provided in the Bank's polices and procedures. The Fair and Accurate Credit Transactions Act of 2003 generally restricts information provided by a creditor to an affiliate for marketing purposes. There are exceptions to the restrictions, including one that permits sharing information with affiliates in order to market to existing customers. The law also requires that creditors make certain disclosures to consumers after providing negative information to credit bureaus or offering credit to consumers on certain unfavorable terms, imposes new rules designed to address identity theft, permanently bars the states from legislating in key areas of the national credit reporting system, and amends other provisions of the Fair Credit Reporting Act.

Federal Securities Law

The common stock of the Company is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act. You may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Links to all of the Company's filings with the SEC are available at http://stratabank.com/inv-rel.shtml.

The SEC in June 2004 proposed to define the circumstances in which banks may engage in securities-related activities without having to register as securities brokers. The proposal follows a set of interim rules issued by the SEC in 2001 in response to the GLBA's creation of several specific exemptions from broker registration for banks engaging in securities activities. Before the GLBA, banks were exempt altogether from broker registration regardless of the securities activities they conducted. On February 5, 2007, the SEC issued a release extending its temporary exemption of banks from broker registration under the securities laws until September 28, 2007. Under the newly proposed rules, there are eleven exemptions from the broker registration requirement including, among others: (i) a so-called third-party networking exception, allowing banks to contract with registered securities brokers on certain specified terms to offer non-deposit investment products and other securities, (ii) a trustee and fiduciary account exception, permitting banks under certain conditions to receive sales compensation for effecting customer transactions in a trustee or fiduciary capacity, and (iii) a bank custody exception, defining in greater detail the types of custodial activities that are permitted without securities broker registration. Banks engaging in securities brokerage activities not falling within one of the exemptions will be required to register as securities brokers once the rules go into effect.

Federal Reserve System

The FRB requires all depository institutions to maintain non-interest-bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts). At June 30, 2007, the Bank was in compliance with these reserve requirements. Savings banks are authorized to borrow from the Federal Reserve Bank "discount window," but FRB regulations require savings banks to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

USA Patriot Act

The USA Patriot Act of 2001 (the "Patriot Act"), designed in part to deny terrorists and others the ability to obtain anonymous access to the United States financial system, has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. A bill extending the principal provisions of the USA Patriot Act was signed into law by President George W. Bush on March 9, 2006. The Patriot Act, together with the implementing regulations of various federal regulatory agencies, mandates or will require financial institutions to implement additional policies and procedures with respect to, or additional measures designed to address, any or all of the following matters, among others: customer identification, money laundering; suspicious activities and currency transaction reporting; and currency crimes. The Patriot Act and various implementing regulations also permit information sharing for counter-terrorist purposes between federal law enforcement agencies and financial institutions, as well as among financial institutions, subject to certain conditions, and require the FRB (and other federal banking agencies) to evaluate the effectiveness of an applicant in combating anti-money laundering activities when considering applications filed under Section 3 of the BHCA or the Bank Merger Act. Management believes that the Company and the Bank are currently in compliance with all currently effective requirements prescribed by the Patriot Act and all applicable final implementing regulations.

The Sarbanes-Oxley Act

The Sarbanes-Oxley Act of 2002 ("SOXA") implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoings. SOXA's principal legislation includes:

- the creation of an independent accounting oversight board;
- auditor independence provisions which restrict non-audit services that accountants may provide to their audit clients;
- additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer certify financial statements;
- the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;
- an increase in the oversight of, and enhancement of certain requirements relating to audit committees of public companies and how they interact with the company's independent auditors;
- requirement that audit committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer;
- requirement that companies disclose whether at least one member of the committee is a "financial expert" (as such term defined by SEC regulations) and if not, why not;
- expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods;

- a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions;
- disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code;
- mandatory disclosure by analysts of potential conflicts of interest; and
- a range of enhanced penalties for fraud and other violations.

The Securities and Exchange Commission ("SEC") has issued final and proposed regulations implementing many of the Sarbanes-Oxley Act provisions. On September 22, 2005, the SEC announced an extension of compliance dates for non-accelerated filers with respect to management reporting and outside auditors' attestation regarding the adequacy of internal controls over financial reporting (Section 404 of the Sarbanes-Oxley Act). The Company is considered a small business filer and a non-accelerated filer with the SEC and, under current law, must begin to comply with certain provisions of Section 404 requirements for its fiscal year ending June 30, 2008 and other provisions for its fiscal year ended June 30, 2009.

Community Reinvestment Act

Under the Community Reinvestment Act, as amended (the "CRA"), as implemented by FDIC regulations, a savings bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. The Bank's latest CRA rating was "satisfactory."

Recently, the Federal Reserve and FDIC amended their Community Reinvestment Act regulations to reduce the regulatory burden on banks with assets of less than $1 billion. The amendments raise the small bank asset size threshold to $1 billion without regard to holding company affiliation. The rules, which became effective September 1, 2005, also reduce data collection and reporting burden for so-called "intermediate small banks"—banks with assets between $250 million and $1 billion—while at the same time encouraging community development lending, investment and services by those banks. Under the new rules, intermediate small banks will no longer be required to have their CRA ratings rigidly based 50 percent on lending and 25 percent on each of their investments and services, nor will intermediate small banks be required to collect and report CRA loan data. Intermediate small banks may now be evaluated under two separately rated tests: the small bank lending test and a new community development test that includes an evaluation of community development loans, investments, and services in light of community needs and the capacity of the bank. The CRA rules continue, however, to allow small banks, including intermediate small banks, to opt for examination as large banks under the traditional lending, investment, and services tests.

Massachusetts has its own statutory counterpart to the Community Reinvestment Act which is also applicable to the Bank. The Massachusetts version is generally similar to the Community Reinvestment Act but utilizes a five-tiered descriptive rating system. Massachusetts law requires the Commissioner to consider, but not be limited to, a bank's record of performance under Massachusetts law in considering any application by the bank to establish a branch or other deposit-taking facility, to relocate an office, or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution, and in connection with certain other applications. The Bank's most recent rating under the Massachusetts law was "satisfactory."

Federal Home Loan Bank System

The Bank is a member of the FHLB of Boston, which is one of 12 regional FHLBs that support the home financing credit function of savings institutions. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB.

As a member, the Bank is required to purchase and maintain stock in the FHLB of Boston. At June 30, 2007, the Bank owned $5.9 million of FHLB stock. In past years, the Bank has received dividends on its FHLB stock. The dividend yield from FHLB stock was 7.28% for the year ended June 30, 2007. This year's dividends from the FHLB include the equivalent of an extra quarterly dividend of approximately $70,000 as a result of the FHLB's decision to amend its cash dividend schedule. No assurance can be given that such dividends will continue in the future at such levels.

Under federal law, the FHLBs are required to provide funds for the resolution of troubled savings institutions and to contribute to low and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of the Bank's FHLB stock may result in a corresponding reduction in the Bank's capital.

In 2006, the Federal Housing Finance Board proposed a rule that would require each Federal Home Loan Bank to build and maintain retained earnings equal to $50 million plus 1 percent of assets other than advances, restrict a FHLB's ability to pay dividends when retained earnings are below the prescribed minimum, limit the amount of excess stock that a FHLB can have outstanding, prohibit the sale of excess stock by a FHLB, and prohibit the payment of dividends in stock. If approved, the proposal would cause significant dividend cuts by some FHLBs that do not meet the retained earnings requirement. A final rule has not been issued. We cannot predict how this rule, if adopted, will affect the dividend policies of the FHLB of Boston.

Environmental Issues

The Bank encounters certain environmental risks in its lending activities. Under federal and state environmental laws, lenders may become liable for costs of cleaning up hazardous materials found on property securing their loans. In addition, the existence of hazardous materials may make it unattractive for a lender to foreclose on such properties. Although environmental risks are usually associated with loans secured by commercial real estate, risks also may be substantial for loans secured by residential real estate if environmental contamination makes the property unsuitable for use. This could also have a negative effect on nearby property values. The Bank attempts to control its risk by requiring appropriate environmental assessments as part of its underwriting of all non-residential real estate mortgage loans over $250,000.

The Bank believes its procedures regarding the assessment of environmental risk are adequate and, as of June 30, 2007, the Bank was unaware of any environmental issues, that would subject it to any material liability. However, no assurance can be given that the values of properties securing loans in the Bank's portfolio will not be adversely affected by unforeseen environmental risks.

Employees

As of June 30, 2007, the Bank had 102 full-time equivalent employees. The employees are not represented by a collective bargaining unit, and the Bank considers its relationship with its employees to be good.

ITEM 2. Description of Property.

The following table sets forth certain information regarding the Company's offices at June 30, 2007.

Location	Year Opened	Leased/ Owned	Lease Expiration Dates	Renewal Options Through
81 Main Street Medway, Massachusetts	1871	Owned	—	—
1098 Main Street Millis, Massachusetts	1962	Owned	—	—
18 North Meadow Road Medfield, Massachusetts	1990	Leased	2008	2018
1000 Franklin Village Drive Franklin, Massachusetts	1993	Leased	2008	2018
281A East Central Street Franklin, Massachusetts	1997	Leased	2012	—
267 Hartford Avenue Bellingham, Massachusetts	1999	Owned	—	—
59 Main Street Hopkinton, Massachusetts	1999	Leased	2009	2019
140 South Main Street Milford, Massachusetts	2000	Leased	2009	2019
122 Grove Street Franklin, Massachusetts	2007	Leased	2017	2037
4 Forge Hill Road* Franklin, Massachusetts	1999	—	—	—

* Limited service branch at Senior Living Center

ITEM 3. Legal Proceedings.

The Company is not involved in any pending legal proceedings other than legal proceedings occurring in the ordinary course of business which, in the aggregate, involve amounts believed by management to be immaterial to the financial condition and results of operations of the Company.

ITEM 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of stockholders during the fourth quarter of the 2007 fiscal year.

PART II

ITEM 5. Market for Common Equity and Related Stockholder Matters.

COMMON STOCK AND RELATED MATTERS

The Company's Common Stock is listed on the Over-the-Counter Bulletin Board under the symbol "SERC". As of September 7, 2007, the Company had five registered market makers, 227 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 1,650,193 shares outstanding. As of such date, Service Bancorp, MHC, the Company's mutual holding company, held 907,694 shares of common stock, or 55.0% of shares outstanding.

The following table sets forth market price and dividend information for the Company's common stock for the past two fiscal years as reported by Nasdaq.com. The Over-the-Counter Market quotes reflect end of day inter-dealer prices without retail markup, markdown or commission and may not represent actual transactions.

Fiscal Year Ended June 30, 2007	High	Low	Cash Dividends Declared
First Quarter	$32.75	$28.50	None
Second Quarter	$32.00	$29.50	None
Third Quarter	$32.00	$30.35	None
Fourth Quarter	$33.75	$30.75	None

Fiscal Year Ended June 30, 2006	High	Low	Cash Dividends Declared
First Quarter	$28.50	$25.45	None
Second Quarter	$30.00	$25.50	None
Third Quarter	$28.55	$27.00	None
Fourth Quarter	$29.50	$28.00	None

Payment of dividends on the Company's common stock is subject to determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

In 2003, the Board of Directors of the Company approved a Stock Repurchase Plan under which the Company is authorized to acquire up to 4% of the outstanding common stock, or up to approximately 65,925 shares of the issued and outstanding shares of its common stock in the open market or in private transactions. Under the Stock Repurchase Plan, shares may be repurchased from time to time and in such amounts as market conditions warrant, subject to regulatory considerations. The following table provides information on the purchases of common stock under the Stock Repurchase Plan for the quarter ended June 30, 2007.

	Repurchase Plan Information			
Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under the plan
April 1, 2007–April 30, 2007	—		—	13,797
May 1, 2007–May 31, 2007	2,500	$33.13	2,500	11,297
June 1, 2007–June 30, 2007	—		—	11,297
Total	2,500	$33.13	2,500	11,297

ITEM 6. Management's Discussion and Analysis

Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believe", "anticipates", "plans", "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those contemplated by such forward-looking statements. These important factors include, without limitation, competitive conditions in the Bank's marketplace generally, the Bank's continued ability to originate quality loans, fluctuation in interest rates including fluctuations which may effect the Bank's interest rate spread, real estate conditions in the Bank's lending areas, changes in the securities or financial markets, changes in loan defaults and charge-off rates, general and local economic conditions, the Bank's continued ability to attract and retain deposits, the Company's ability to control costs, new accounting pronouncements, and changing regulatory requirements. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Critical Accounting Policies

Note 2 to the Company's Consolidated Financial Statements included in this Annual Report on Form 10-KSB for the year ended June 30, 2007, contains a summary of the Company's significant accounting policies. The Company believes its policy with respect to the methodology for its determination of the allowance for loan losses involves higher degrees of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. This critical policy and its application are periodically reviewed with the Audit and Risk Management Committee of the Board of Directors. Refer to the "Allowance for Loan Losses" section of this management's discussion and analysis for further discussion of the allowance methodology.

FINANCIAL CONDITION AT JUNE 30, 2007

Total assets increased by $12.9 million, or 3.2%, from $402.2 million at June 30, 2006 to $415.1 million at June 30, 2007. The increase was largely attributable to growth of $7.9 million, or 2.4%, in net loans since June 30, 2006, an increase in short-term investments, investment securities and FHLB stock of $2.3 million, or 3.9%, and an increase of $1.8 million in banking premises and equipment due mostly to the build-out and furniture costs related to the Company's new Executive & Operations Center facility. Funding for the asset growth was provided by an increase in deposits of $5.4 million, or 2.0%, to $274.2 million and an increase in borrowed funds of $5.7 million, or 5.6%, to $106.4 million.

Loans

Net loans increased $7.9 million, or 2.4%, from $322.1 million at June 30, 2006 to $330.0 million at June 30, 2007. For the year ended June 30, 2007, the Bank, through its Strata Mortgage Center division, originated $38.1 million in residential real estate loans, which was $4.1 million, or 9.6% lower than last year, reflecting the slower residential real estate market. Also during the year ended June 30, 2007, the Bank sold $20.7 million in residential loans compared with residential loan sales of $6.6 million last year. As of June 30 2007, there were $417,000 in residential loans held for sale compared with $665,000 as of June 30, 2006. Total residential mortgage portfolio loans, net of principal payments, decreased $4.0 million, or 2.5%, since June 30, 2006 to $153.7 million at June 30, 2007. Home equity and second mortgage loans decreased $958,000, or 3.9%, since June 30, 2006 to $23.7 million at June 30, 2007 as loan amortization has exceeded new loans and advances.

The Bank originated $44.0 million in commercial, commercial real estate and construction loans and lines of credit since June 30, 2006, which was $35.3 million, or 44.5%, lower than the $79.3 million originated during last year. The lower level of commercial originations reflects the slower refinance activity in the commercial real estate market due to higher interest rates and slower demand for residential construction loans by developers, reflecting, the Bank believes, an increase in the developer's inventory of unsold residential homes. The net increase in the total commercial loan portfolio since June 30, 2006 was $13.3 million, or 9.5%.

The following information relates to the composition of the Bank's loan portfolio in dollar amounts and in percentages (before net deferred costs and premiums, and allowances for loan losses) as of the dates indicated.

	June 30,									
	2007		2006		2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)									
Real estate loans:										
One- to four-family residential	$149,147	44.89%	$152,085	46.92%	$143,045	51.81%	$130,278	55.11%	$ 96,830	53.54%
Residential construction	4,542	1.37	5,558	1.71	4,029	1.46	1,453	0.61	155	0.09
Residential loans held for sale	417	0.13	665	0.21	—	—	—	—	—	—
Commercial and multi-family	96,728	29.10	88,970	27.45	68,182	24.69	53,051	22.44	41,522	22.96
Commercial construction	24,462	7.36	21,767	6.72	12,249	4.44	10,141	4.29	11,904	6.58
Total real estate loans	275,296	82.85	269,045	83.01	227,505	82.40	194,923	82.45	150,411	83.17
Consumer loans:										
Passbook secured	216	0.07	244	0.08	363	0.13	372	0.16	494	0.27
Home equity and second mortgages	23,622	7.11	24,580	7.58	21,806	7.90	19,352	8.19	15,377	8.50
Other	778	0.23	718	0.22	814	0.29	795	0.33	1,054	0.58
Total consumer loans	24,616	7.41	25,542	7.88	22,983	8.32	20,519	8.68	16,925	9.35
Commercial business loans	32,360	9.74	29,522	9.11	25,631	9.28	20,968	8.87	13,530	7.48
Total gross loans	332,272	100.00%	324,109	100.00%	276,119	100.00%	236,410	100.00%	180,866	100.00%
Net deferred loan costs and premiums	892		919		985		1,059		801	
Allowance for loan losses	(3,144)		(2,870)		(2,506)		(2,133)		(1,745)	
Total loans, net	$330,020		$322,158		$274,598		$235,336		$179,922	

Loan Maturity and Repricing. The following table sets forth certain information as of June 30, 2007 regarding the dollar amount of loans maturing in the Bank's portfolio based on their contractual terms to maturity. Demand loans having no stated schedule of repayments and no stated maturity, and overdrafts, are reported as due in one year or less. Adjustable and floating rate loans are included in the period in which interest rates are next scheduled to adjust rather than the period in which they contractually mature, and fixed-rate loans are included in the period in which the final contractual repayment is due. This table does not include prepayments.

	At June 30, 2007			
	Within One Year	One Through Five Years	Beyond Five Years	Total
	(Dollars in Thousands)			
Real estate loans:				
One- to four-family residential	$10,660	$ 61,122	$ 77,365	$149,147
Residential construction	56	1,752	2,734	4,542
Residential loans held for sale	—	—	417	417
Commercial and multi-family	13,649	75,283	7,796	96,728
Commercial construction	22,448	2,014	—	24,462
Total real estate loans	46,813	140,171	88,312	275,296
Other loans:				
Consumer	11,655	6,354	6,607	24,616
Commercial business	17,723	5,331	9,306	32,360
Total loans	$76,191	$151,856	$104,225	$332,272

The following table sets forth at June 30, 2007, the dollar amount of gross loans, net of unadvanced funds on loans, contractually due or scheduled to reprice after June 30, 2008, and whether such loans have fixed interest rates or adjustable interest rates. This table does not include prepayments.

	Due or Repricing After June 30, 2008		
	Fixed	Adjustable	Total
	(Dollars in Thousands)		
Real estate loans:			
One- to four-family residential	$ 81,344	$ 57,143	$138,487
Residential construction	2,685	1,801	4,486
Residential loans held for sale	417	—	417
Commercial and multi-family	6,317	76,762	83,079
Commercial construction	—	2,014	2,014
Total real estate loans	90,763	137,720	228,483
Other loans:			
Consumer loans	9,512	3,449	12,961
Commercial business	4,120	10,517	14,637
Total loans	$104,395	$151,686	$256,081

Investments

Total investment securities (amortized cost) increased at June 30, 2007 to $54.5 million, slightly above the $54.2 million at June 30, 2006, as amortization and prepayments on GSE mortgage-backed securities and maturities, sales and calls of GSE obligation securities and corporate bonds were reinvested in new purchases of GSE obligations and GSE mortgage-backed securities and equity securities totaling approximately $15.5 million.

At June 30, 2007, $53.0 million, or 97.3%, of the Bank's securities were designated as available for sale and $1.5 million, or 2.7%, were designated as held to maturity compared with $51.8 million, or 95.6%, and $2.4 million, or 4.4%, at June 30, 2006, respectively. The net unrealized loss on securities classified as available for sale was $652,000 at June 30, 2007 compared with a net unrealized loss of $1.1 million at June 30, 2006. The decrease reflects the decrease in market interest rates over the past year and the effect on the market prices for debt securities.

At June 30, 2007, short-term investments, which consist primarily of overnight fund investments, totaled $951,000 compared with $5,000 at June 30, 2006.

The following table sets forth certain information regarding the amortized cost and fair values of the Bank's securities and other investments, at the dates indicated.

	June 30,					
	2007		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)					
Securities:						
Securities available for sale:						
Government sponsored enterprise obligations	$16,280	$16,110	$15,929	$15,542	$11,934	$11,966
Government sponsored enterprise mortgage-backed securities	22,182	21,706	17,147	16,645	12,637	12,633
Other debt securities	10,156	10,100	15,202	14,976	19,219	19,815
Municipal securities	1,797	1,753	1,797	1,716	—	—
Total debt securities	50,415	49,669	50,075	48,879	43,790	44,414
Marketable equity securities	2,583	2,677	1,699	1,791	1,969	2,086
Total securities available for sale	52,998	52,346	51,774	50,670	45,759	46,500
Securities held to maturity:						
Government sponsored enterprise mortgage-backed securities	1,480	1,498	1,983	1,987	3,253	3,349
Other debt securities	—	—	409	410	902	927
Total securities held to maturity	1,480	1,498	2,392	2,397	4,155	4,276
Total securities	$54,478	$53,844	$54,166	$53,067	$49,914	$50,776
Other investments:						
Federal funds sold	$ 951		$ 5		$ 2,454	
FHLB stock	5,871		5,308		3,908	
Total other investments	$ 6,822		$ 5,313		$ 6,362	

The table below sets forth certain information regarding the amortized cost, weighted average yields and contractual maturities of the Bank's debt securities portfolio as of June 30, 2007. GSE mortgage-backed securities are shown at their final maturity but are expected to have shorter average lives. No tax equivalent adjustments were made.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in Thousands)									
Debt securities										
Available for sale:										
GSE obligations	$3,998	4.33%	$ 7,971	3.98%	$2,979	5.52%	$ 1,331	5.49%	$16,279	4.47%
GSE mortgage-backed securities	—	—	—	—	—	—	22,182	5.22	22,182	5.22
Other debt securities	4,133	5.82	6,024	6.06	—	—	—	—	10,157	5.96
Municipal securities	—	—	—	—	—	—	1,797	4.16	1,797	4.16
Total debt securities available for sale	$8,131	5.09%	$13,995	4.88%	$2,979	5.52%	$25,310	5.16%	$50,415	5.09%
Debt securities held to maturity:										
GSE mortgage-backed securities	$ —	— %	$ 194	5.59%	$ 13	5.99%	$ 1,273	6.57%	$ 1,480	6.44%
Other debt securities	—	—	—	—	—	—	—	—	—	—
Total debt securities held to maturity	$ —	— %	$ 194	5.59%	$ 13	5.99%	$ 1,273	6.57%	$ 1,480	6.44%

Deposits

Deposits increased $5.4 million, or 2.0%, since June 30, 2006 to $274.2 million at June 30, 2007. Core or non-certificate deposits decreased $9.1 million, or 6.1%, to $138.5 million at June 30, 2007. The change in core deposits reflects a decrease of $3.1 million in certain NOW accounts used by attorneys in connection with residential loan closings. These deposits typically fluctuate with the seasonality of the residential loan market and, in addition, have been affected by a slower residential loan market this year. The change in core deposits was also due to customer transfers to higher yielding certificates of deposit at the Bank and is a reflection of the competitive marketplace that the Bank operates in for such deposits. Term certificates increased $14.5 million, or 12.0%, to $135.7 million at June 30, 2007, due to many promotions during the year and a $4.0 million increase in brokered certificates of deposit to $14.0 million.

Of the $135.7 million of certificates of deposit accounts at June 30, 2007, $125.4 million, or 92.3%, were scheduled to mature within one year. While this percentage is significant, management believes, based on its monitoring of historical trends in deposit flows and its current pricing strategy for deposits, the Bank will retain a large portion of its certificate of deposit accounts upon maturity.

The following table indicates the amount of the Bank's certificates of deposit by time remaining until maturity as of June 30, 2007.

	Maturity				
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
	(Dollars in Thousands)				
Certificates of deposit less than $100,000	$34,034	$26,795	$26,745	$ 7,128	$ 94,702
Weighted average rate	4.83 %	4.76 %	4.71 %	4.02 %	4.72 %
Certificates of deposit of $100,000 or more	12,341	10,582	14,858	3,221	41,002
Weighted average rate	4.77 %	4.85 %	4.77 %	4.12 %	4.74 %
Total certificates of deposit	$46,375	$37,377	$41,603	$10,349	$135,704

Borrowings

The Bank utilizes advances from the FHLB primarily in connection with its management of the interest rate sensitivity of its assets and liabilities. The advances are collateralized primarily by certain of the Bank's residential mortgage loans, home equity loans and securities. The maximum amount that the FHLB will advance to member institutions, including the Bank, fluctuates from time to time in accordance with the policies of the FHLB. At June 30, 2007, the Bank had $105.4 million in outstanding advances from the FHLB and had the capacity to increase that amount by $35.0 million to $140.4 million.

During fiscal year 2004, the Company. through Trust I, participated in a pooled offering of trust preferred securities. In connection with this offering, Trust I issued $3.1 million of trust preferred securities and reinvested the proceeds in a 30-year $3.1 million junior subordinated debenture issued by the Company. Interest is calculated on the subordinated debenture and trust preferred securities at a rate equal to the three-month London Interbank Offering Rate plus 285 basis points. The junior subordinated debenture represents the sole asset of Trust I. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities (the "Guarantee"). The Guarantee, when taken together with the Company's obligations under (i) the junior subordinated debentures; (ii) the indenture pursuant to which the junior subordinated debentures was issued; and (iii) the Amended and Restated Declaration of Trust governing Trust I, constitutes a full and unconditional guarantee of Trust I's obligations under the trust preferred securities. The trust preferred offering provides an additional funding source to support the Company's asset growth and, as allowed under regulatory capital guidelines, trust preferred securities, within certain limitations, qualify as regulatory capital. The Company may, depending on capital and funding needs, participate in trust preferred offerings in the future.

Liquidity and Capital Resources

Deposits, loan repayments, prepayments and interest income from loans, proceeds from sales of loans and securities, maturities and interest on debt securities, and cash flows from operations are the primary sources of the Bank's funds for use in lending, investing and other general purposes. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by interest rate trends, economic conditions and competition. The Bank also utilizes borrowed funds from the FHLB to fund its loans and investment purchases in connection with its management of the interest rate sensitivity of its assets and liabilities.

The Company's most liquid assets are cash and due from banks, short-term investments, GSE mortgage-backed securities, GSE obligations, and other debt securities. The levels of these assets are dependent on the Company's operating, financing, lending and investment activities during any given period. At June 30, 2007, cash and due from banks, short-term investments, and securities maturing within one year amounted to $17.5 million, or 4.2%, of total assets. Additional funds amounting to $109.7 million will be available during the next year from amortization and estimated prepayments of loans and mortgage-backed securities.

The Company expects to utilize several sources of funds to support loan growth and as part of its management of the interest rate sensitivity of its assets and liabilities, including, but not limited to, running aggressive promotional campaigns for both core deposits and certificates of deposit, additional borrowings from the FHLB and correspondent banks as well as brokered certificates of deposit. The Bank has the capacity to borrow an additional $35.0 million from the FHLB as of June 30, 2007. The Bank also has the capacity to borrow a total of $11.0 million from various correspondent banks as of June 30, 2007.

At June 30, 2007, the Company had commitments to originate loans, unused outstanding lines of credit, and undisbursed proceeds of loans totaling $70.1 million. The Company anticipates that it will have sufficient funds available to meet its current loan commitments.

Certificates of deposit maturing within one year from June 30, 2007 amounted to $125.4 million. The Company expects that substantially all of the maturing certificate accounts will be retained by the Company at maturity.

Stockholders' equity was $29.3 million, or 7.06% of total assets at June 30, 2007, compared with $27.7 million, or 6.88% of total assets at June 30, 2007. The increase in stockholders' equity resulted primarily from retained earnings and change in accumulated other comprehensive loss. Accumulated other comprehensive loss, which consists almost entirely of unrealized gains and losses on securities available for sale, decreased since June 30, 2006 due to favorable changes in the market prices for securities. At June 30, 2007, the Company exceeded all of its regulatory requirements with Tier I capital of $32.7 million and a Tier I capital to average assets ratio of 7.97%, which was above the required level of $16.4 million or 4.00%. The Tier I capital to risk-weighted assets ratio was 10.35%, which was above the required level of $12.6 million or 4.00%. In addition, with total capital of $35.9 million, the total capital to risk-weighted assets ratio was 11.35%, which was above the required level of $25.3 million, or 8.00%.

During fiscal year 2004, Trust I, a wholly-owned subsidiary of the Company, issued $3.1 million of trust preferred securities and reinvested the proceeds in a 30-year $3.1 million junior subordinated debenture issued by the Company. Refer to the "Borrowings" section of this management's discussion and analysis for a further discussion. Under regulatory capital guidelines, trust preferred securities, within certain limitations, qualify as regulatory capital. The Company's regulatory capital as of June 30, 2007 discussed above includes $3.0 million in trust preferred securities.

Interest Rate Risk

An important risk factor affecting the financial condition and operating results of the Company is interest rate risk. This risk is managed by periodic evaluation of the interest rate risk inherent in certain balance sheet accounts, determination of the level of risk considered appropriate given the Company's capital and liquidity requirements, business strategy, performance objectives and operating environment, and maintenance of such risks within guidelines approved by the Board of Directors. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company's Asset/Liability Committee, comprised of senior management, is responsible for managing interest rate risk and reviewing with the Board of Directors on a quarterly basis the Company's activities and strategies, the effect of those strategies on the Company's operating results, the Company's interest rate risk position, and the effect changes in interest rates would have on the Company's net interest income. The extent of movement of interest rates is an uncertainty that could have a negative effect on the earnings of the Company.

The principal strategies used by the Company to manage interest rate risk include (i) emphasizing the origination and retention of both adjustable-rate and fixed-rate loans, (ii) originating shorter-term fixed-rate commercial real estate loans, (iii) investing in debt securities with maturities with shorter call dates of two to five years, and (iv) maintaining a high concentration of less interest-rate-sensitive and lower-costing "core deposits."

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest bearing-liabilities maturing or repricing within that same time period. At June 30, 2007, the Company's cumulative one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, was a negative 1.6%. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared to an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution's assets generally would increase at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position.

The following GAP table sets forth the amortized cost of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2007, which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities that are anticipated to reprice or mature during a particular period were determined in accordance with the earlier of the repricing term or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at June 30, 2007, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. GSE mortgage-backed securities are categorized according to their expected lives based on prepayment estimates. The GSE and corporate debt obligations have maturities ranging from one to fifteen years, a small portion of which have call features of between one to three years. The table generally presents the full contractual maturity of these obligations, notwithstanding the call features.

	Amounts maturing or repricing at June 30, 2007						
	Less Than 3 Months	3-6 Months	6 Months to 1 Year	1-3 Years	3-5 Years	Over 5 Years	Total
	(Dollars in Thousands)						
Interest-earning assets:(1)							
Loans(2)	$65,903	$ 27,445	$64,622	$ 96,669	$29,371	$ 48,262	$332,272
Securities and FHLB stock	739	2,365	7,983	18,913	6,914	23,435	60,349
Short-term investments	951	—	—	—	—	—	951
Total interest-earning assets	67,593	29,810	72,605	115,5821	36,285	71,697	393,572
Interest-bearing liabilities:							
Savings deposits(3)	3,504	3,504	3,504	3,504	—	42,052	56,068
Money market deposits(4)	1,737	1,737	1,737	1,737	—	6,945	13,893
NOW deposits(3)	1,832	1,832	1,832	1,832	—	21,991	29,319
Certificate accounts	46,375	37,377	41,604	8,817	1,531	—	135,704
FHLB advances	11,050	4,000	12,000	51,621	11,000	16,746	106,417
Subordinated debt	3,093	—	—	—	—	—	3,093
Total interest-bearing liabilities	67,591	48,450	60,677	67,511	12,531	87,734	344,494
Interest sensitivity gap(5)	$ 2	$(18,640)	$11,928	$ 48,071	$23,754	$(16,037)	$ 49,078
Cumulative interest sensitivity gap	$ 2	$(18,638)	$(6,710)	$ 41,361	$65,115	$ 49,078	
Cumulative interest sensitivity gap as a percentage of total assets	0.00%	(4.49)%	(1.62)%	9.97%	15.69%	11.82%	
Cumulative interest sensitivity gap as a percentage of total interest-earning assets	0.00%	(4.74)%	(1.70)%	10.51%	16.54%	12.47%	
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities	100.00%	83.94%	96.20%	116.94%	125.36%	114.25%	

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.
(2) For the purposes of the gap analysis, the allowance for loan losses and net deferred loan costs and premium have been excluded, while non-accruing loans have been included.
(3) Regular savings and NOW account balances have 75% included in the over five-year timeframe; the balance is spread evenly within the four intervals up to and including the one-to-three year period.
(4) Money market account balances have 50% included in the over five-year timeframe; the balance is spread evenly within the four intervals up to and including the one-to-three year period.
(5) Interest sensitivity gap represents the difference between interest-earning assets and interest-bearing liabilities.

Certain shortcomings are inherent in the method of analysis presented in the GAP table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Furthermore, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

Management of Credit Risk

Management considers credit risk to be an important risk factor affecting the financial condition and operating results of the Company. The potential for loss associated with this risk factor is managed through a combination of policies approved by the Company's Board of Directors, the monitoring of compliance with these policies, and the periodic reporting and evaluation of loans with problem characteristics. Policies relate to the maximum amount that can be granted to a single borrower and such borrower's related interests, the aggregate amount of loans outstanding by type in relation to total assets and capital, loan concentrations, loan-to-collateral-value ratios, approval limits and other underwriting criteria. Policies also exist with respect to the rating of loans, when loans should be placed in a non-performing status, and the factors that should be considered in establishing the Company's allowance for loan losses.

Loan Approval Procedures and Authority. The Board of Directors annually approves the lending policies and loan approval limits for the Bank. On an annual basis, the Board of Directors ratifies the use of all independent appraisal firms that the Bank engages. Loans may be approved by loan officers, management, the Loan Committee or the Board of Directors, depending on the type and size of the loan and the borrower's aggregate loan balances with the Bank. Where the borrower's aggregate loan balances with the Bank are $350,000 and below, individual loan officers (depending on lending limits) may approve loans, and where the borrower's aggregate loan balances with the Bank are between $350,001 and $1,000,000, the loan request must be approved by the Loan Committee. The Loan Committee is made up of the Chief Executive Officer, Senior Lending Officer, Commercial Loan officers, Commercial Loan Operations Manager and heads of Branch Administration and Residential and Consumer Lending. Where the borrower's aggregate borrowings with the Bank exceed $1,000,000, the loan request must be approved by the Board of Directors. The Bank's lending policy allows, under certain circumstances, the ratification by the Board of Directors of loan commitments that exceed $1,000,000.

The Bank requires an environmental site assessment to be performed by an independent professional for all non-residential mortgage loans over $250,000. For all commercial real estate loans, the Bank must properly evaluate environmental risks. It is also the Bank's policy to require title and hazard insurance on all mortgage loans. In addition, the Bank may require borrowers to make payments to a mortgage escrow account for the payment of property taxes. Any exceptions to the Bank's loan policies must be made in accordance with the limitations set out in each policy. Typically, the exception authority ranges from the Vice-President of Branch Administration to the Board of Directors, depending on the size and type of loan involved.

Delinquent Loans, Other Real Estate Owned and Classified Assets

Delinquent Loans. The Senior Lending Officer reviews the status of all delinquent loans on an ongoing basis. The actions taken by the Bank with respect to delinquencies vary depending upon the nature of the loan and the period of delinquency. Notices are generated by the Bank's service bureau when a loan is fifteen days past due. Collection letters are used in addition to and as a supplement to telephone calls. Where allowed, late charges are assessed once a loan becomes past due the required number of days.

On loans secured by one- to four-family residences, the Bank attempts to work out a payment schedule with the borrower in order to avoid foreclosure. If a satisfactory payment plan is not arranged, the Bank typically refers the loan to legal counsel and foreclosure procedures are initiated after the 120th day of delinquency. At any time prior to a sale of the property at foreclosure, foreclosure proceedings will be terminated if the borrower and the Bank are able to work out a satisfactory payment plan. On loans secured by commercial real estate properties, the Bank also seeks to reach a satisfactory payment plan so as to avoid foreclosure. If a satisfactory payment plan is not arranged, the Bank typically refers the loan to legal counsel for foreclosure after the loan becomes 120 days past due. Prior to any foreclosure, the Bank requires an updated appraisal of the property.

Other Real Estate Owned. Property acquired through foreclosure or acceptance of a deed in lieu of foreclosure is classified in the Bank's financial statements as other real estate owned ("OREO"). When a property is placed in OREO, the excess of the loan balance over the estimated fair value is charged to the allowance for loan losses. Estimated fair value usually represents the sales price a buyer would be willing to pay on the basis of current market conditions, including normal loan terms from other financial institutions, less estimated costs to sell the property. Management inspects all OREO properties periodically. When a decline in estimated fair value of a property is deemed to have taken place, management establishes an allowance for such decline by a charge to income. The adequacy of the allowance for OREO is evaluated by management and reviewed with the Board of Directors on a quarterly basis, taking into consideration each property in the portfolio and current real estate market conditions. At June 30, 2007, OREO property held by the Bank totaled $306,000.

Classified Assets. Consistent with regulatory guidelines, the Bank provides for the classification of loans and other assets considered to be of lesser quality. Such ratings coincide with the "Substandard," "Doubtful" and "Loss" classifications used by regulators in their examination of financial institutions. Generally, an asset is considered Substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard assets include those characterized by the distinct possibility that the insured financial institution will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all the weaknesses inherent in assets classified Substandard with the added characteristic that the weaknesses present make collection in full, on the basis of currently existing facts, highly questionable and improbable. Assets classified as Loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. For classified loans that are determined to be impaired under generally accepted accounting principles, an allowance is established when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The Bank reviews its portfolio monthly to determine whether any assets require classification in accordance with applicable regulations.

On the basis of management's review of its assets as of June 30, 2007, the Bank had classified a total of $11.7 million of its loans and other assets as Substandard and $1.7 million of loans and other assets as Doubtful, and no loans or other assets were classified as Loss as of June 30, 2007. Also at June 30, 2007, loans classified by the Company as "Special Mention" amounted to $6.2 million. Assets which do not currently expose the insured financial institution to sufficient risk to warrant classification in one of the aforementioned categories but otherwise possess weaknesses are designated "Special Mention."

Non-Performing Assets. The table below sets forth the amounts and categories of non-performing assets in the Bank's loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest become doubtful. Foreclosed assets include assets acquired in settlement of loans.

	June 30,				
	2007	2006	2005	2004	2003
	(Dollars in Thousands)				
Non-accruing loans:					
One- to-four-family residential	$ —	$ —	$ —	$ —	$ —
Commercial and multi-family real estate	2,378	747	—	—	—
Consumer	—	—	—	—	12
Commercial business loans	854	862	90	—	297
Total	3,232	1,609	90	—	309
Accruing loans delinquent more than 90 days:					
One- to four-family residential	—	420	—	—	—
Commercial and multi-family real estate	1,500	—	—	—	—
Consumer	—	—	—	—	—
Commercial business loans	48	—	—	—	—
Total	1,548	420	—	—	—
Foreclosed assets	306	—	—	—	—
Total non-performing assets	$5,086	$2,029	$ 90	$ —	$ 309
Total as a percentage of total assets	1.23%	0.50%	0.03%	0.00%	0.10%

Non-performing assets at June 30, 2007 were $5.1 million, or 1.23% of total assets, compared with $2.0 million, or 0.50% at June 30, 2006. Non-performing assets at June 30, 2007 included an accruing $1.5 million commercial real estate loan that was more than 90 days past due but was well-collateralized and full collection of past due amounts is expected. Non-accrual loans at June 30, 2007 included four commercial lending relationships that required a corresponding valuation allowance of $277,000.

There were no troubled debt restructurings (which involve forgiving a portion of interest or principal on any loans, deferring payments or making loans at a rate materially less than that of market rates) at June 30, 2007, 2006, 2005, 2004 or 2003 that were not included in the above table.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses based on management's on-going evaluation of the risks inherent in the Bank's loan portfolio. The allowance for loan losses is maintained at an amount management considers adequate to cover estimated losses in its loan portfolio which are deemed probable and estimable based on information currently known to management. While the Bank believes, based on information currently available, that it has established adequate allowances for losses on loans, there can be no assurance that the level of allowance will be sufficient to cover loan losses or that future adjustments to the allowance will not be necessary if economic and/or other conditions differ substantially from the economic and other conditions considered by the Bank in evaluating the adequacy of the current level of the allowance.

In addition, federal and state regulators periodically review the Bank's allowance for loan losses and may require the Bank to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of management. Any future increase in the allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on the Company's operating results and financial condition.

The allowance for loan losses consists of allocated, general and unallocated components. The allocated component of the allowance relates to loans that are evaluated for impairment and classified as either substandard, doubtful or loss in accordance with the Bank's internal grading system. The Bank generally evaluates individually commercial, commercial real estate, construction and delinquent residential loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis using the fair value of existing collateral or the present value of expected future cash flows. Smaller balance, homogeneous loans, such as consumer loans and certain small business loans, are grouped into pools based on delinquency level and an allowance amount is allocated based on historical loss percentages.

The general component of the allowance is determined using a formula-based approach applied to groups of loans that possess similar risk characteristics. The level of allowance allocated to each group is then determined by management applying a loss factor that estimates the amount of probable loss inherent in each category. The assigned loss factor is based on an assessment of the probability of loss due to the following risk factors: (i) the level and trends in loan delinquencies and impaired loans; (ii) the level and trends in loan charge-offs and recoveries; (iii) the trends in volume and terms of loans; (iv) the effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; (v) the experience, ability and depth of lending management and staff; (vi) national and local economic conditions; (vii) industry and geographic conditions; and (viii) the effects of changes in credit concentrations.

A portion of the allowance for loan losses is not allocated to any specific category of the loan portfolio. This unallocated portion, which generally represents an insignificant portion of the total allowance, takes into consideration the nature of the loan loss estimation process and the variability in the risk factors discussed above. The evaluation of the inherent loss resulting from these factors involves a higher degree of uncertainty because they are not identified with specific problem loans or portfolio categories. When an evaluation of these conditions signifies a change in the level of risk, the Bank adjusts the unallocated portion of the allowance. Although the unallocated portion of the allowance is provided to absorb losses in excess of the amounts allocated to specific lending categories, both allocated and unallocated components are available to absorb losses in any loan category.

For the year ended June 30, 2007, the Bank's provision for loan losses was $643,000, which was $270,000 higher than the $373,000 recorded for the year ended June 30, 2006. The allowance for loan losses as a percentage of total loans was 0.94% at June 30, 2007, as compared to 0.88% at June 30, 2006. This year's higher loan loss provision and increase in allowance as a percentage of total loans were due to required allowance allocations during the year due to certain commercial relationships deemed by the Company to be impaired. The valuation allowance related to impaired loans totaled $320,000 at June 30, 2007 compared with $45,000 at June 30, 2006. The increase in loan loss provision also reflects this year's higher net charge-offs. Net charge-offs for the year ended June 30, 2007 were $369,000 compared with $9,000 for the year ended June 30, 2006.

The following table sets forth activity in the Bank's allowance for loan losses for the years indicated.

	Year Ended June 30,				
	2007	2006	2005	2004	2003
	(Dollars in Thousands)				
Balance at beginning of year	$2,870	$2,506	$2,133	$1,745	$1,258
Charge-offs:					
One- to four-family residential	—	—	—	8	—
Consumer	55	11	11	46	9
Commercial business loans	359	19	57	53	102
Total charge-offs	414	30	68	107	111
Recoveries:					
One- to four-family residential	—	—	—	8	—
Consumer	16	6	14	7	27
Commercial business loans	29	15	—	51	1
Total recoveries	45	21	14	66	28
Net charge-offs	369	9	54	41	83
Provision for loan losses	643	373	427	429	570
Balance at end of year	$3,144	$2,870	$2,506	$2,133	$1,745
Percentage of net charge-offs during the year to average loans outstanding during the year	0.11%	0.00%	0.02%	0.02%	0.05%
Percentage of net charge-offs during the year to average non-performing loans	12.83%	1.18%	78.26%	23.50%	21.75%
Percentage of allowance for loan losses to loans at end of year	0.94%	0.88%	0.90%	0.90%	0.96%

The distribution of the Bank's allowance for losses on loans at the dates indicated is summarized in the table below. For the purposes of this table, the unallocated portion of the allowance for losses has been distributed on a weighted average basis to the individual loan categories listed in the table.

	June 30,									
	2007		2006		2005		2004		2003	
	Amount of Loan Loss Allowance	Percent of Loans in each Category to Total Loans	Amount of Loan Loss Allowance	Percent of Loans in each Category to Total Loans	Amount of Loan Loss Allowance	Percent of Loans in each Category to Total Loans	Amount of Loan Loss Allowance	Percent of Loans in each Category to Total Loans	Amount of Loan Loss Allowance	Percent of Loans in each Category to Total Loans
	(Dollars in Thousands)									
One- to four-family residential	$ 488	45.01%	$ 467	47.13%	$ 445	51.81%	$ 491	55.11%	$ 367	53.54%
Residential construction	15	1.37	17	1.71	13	1.46	13	0.61	2	0.09
Commercial and multi-family real estate	1,164	29.11	1,239	27.45	1,081	24.69	857	22.44	704	22.96
Commercial construction	435	7.36	465	6.72	255	4.44	218	4.29	258	6.58
Home equity and second mortgages	108	7.11	114	7.58	114	7.90	116	8.19	92	8.50
Consumer loans	11	0.30	11	0.30	11	0.42	11	0.49	20	0.85
Commercial business loans	923	9.74	557	9.11	587	9.28	427	8.87	302	7.48
Total	$3,144	100.00%	$2,870	100.00%	$2,506	100.00%	$2,133	100.00%	$1,745	100.00%

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED JUNE 30, 2007 AND JUNE 30, 2006

The Company's results of operations depend primarily on its net interest income, which is the difference between the income earned on the Company's loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses, gains and losses from sales of securities and loans, fee income and non-interest expenses. The Company's non-interest expenses consist principally of compensation and employee benefits, occupancy, equipment and data processing, and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions, changes in interest rates, as well as government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially affect the Company.

Net income for the year ended June 30, 2007 was $1.2 million compared with $1.9 million for the year ended June 30, 2006, a decrease of $622,000, or 33.3%. The decrease in net income compared with fiscal year 2006 was due to lower net interest income of $607,000, or 5.2%, as margin compression and unfavorable changes in the mix of funding reduced net interest income despite significant growth in interest-earning assets. In addition, the provision for loan losses was higher by $270,000 due to allowance allocations for impaired loans and an increase in net charge-offs this year. Also higher was non-interest expense, which increased $406,000, or 3.9%. Partially offsetting these decreases to income was higher non-interest income of $133,000, or 6.7%, and a decrease in income taxes of $528,000, or 52.2%, due to the lower pre-tax income.

Earnings per share were $0.76 per share (basic) and $0.75 per share (diluted) for the year ended June 30, 2007 compared with $1.15 per share (basic) and $1.13 per share (diluted) for the year ended June 30, 2006. The return on average stockholders' equity was 4.28% for the year ended June 30, 2007 compared to 6.86% for the prior year. The return on average assets was 0.31% and 0.50% for the years ended June 30, 2007 and 2006, respectively.

Net Interest Income

Net interest income represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income also depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

Net interest income for the year ended June 30, 2007 decreased $607,000, or 5.2%, from the prior year. The positive effect on interest income from the earning asset growth and higher asset yield was more than offset by the increase in interest expense due to an increase in interest-bearing liabilities, an increase in the cost of liabilities as well as a change in the mix of liabilities, reflecting increased reliance upon borrowings and higher-cost certificates of deposit. While a higher rate environment for short-term interest rates resulted in the increases in earning asset yield and cost of liabilities, this change in market interest rates disproportionately affected the Company's interest expense, as certain of the Company's liability costs have risen faster than yields on earning assets. The effect of the rising rate environment, together with the Company's greater reliance on higher cost funding resulted in a decline in interest rate spread (the difference between yields earned on earning assets and rates paid on deposits and borrowings) of 52 basis points to 2.38% and a decrease in interest rate margin (net interest income divided by average earning assets) of 45 basis points to 2.86% for the year ended June 30, 2007, compared with last year.

Average Balance Sheet. The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the amount of interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in loans.

	Year Ended June 30,					
	2007			2006		
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)					
Interest-earning assets:						
Loans(1)	$327,173	$21,101	6.45%	$295,802	$18,017	6.09%
Securities(2)	59,348	3,095	5.22	56,624	2,749	4.85
Short-term investments	685	35	5.11	112	5	4.46
Total interest-earning assets	387,206	24,231	6.26	352,538	20,771	5.89
Non-interest-earning assets	19,555			19,621		
Total assets	$406,761			$372,159		
Interest-bearing liabilities:						
Savings deposits	$ 54,825	1,040	1.90	$ 47,105	601	1.28
Money market deposits	15,573	270	1.73	27,725	449	1.62
NOW accounts	22,140	39	0.18	28,294	48	0.17
Certificates of deposit	118,774	5,360	4.51	105,926	3,584	3.38
Brokered certificates of deposit	12,133	640	5.27	2,496	124	4.97
Borrowings and subordinated debt	116,072	5,894	5.01	93,583	4,370	4.61
Total interest-bearing liabilities	339,517	13,243	3.88	305,129	9,176	2.99
Demand deposits	36,258			38,044		
Other non-interest bearing liabilities	1,818			1,710		
Stockholders' equity	29,168			27,276		
Total liabilities and stockholders' equity	$406,761			$372,159		
Net interest income		$10,988			$11,595	
Net interest rate spread			2.38%			2.90%
Net earning assets	$ 47,689			$ 47,409		
Net yield on average interest-earning assets			2.86%			3.31%
Average interest-earning assets to average interest-bearing liabilities		114.05%			115.54%	

(1) Calculated net of deferred loan costs and premium and allowance for loan losses.
(2) Securities include securities available for sale and held to maturity and FHLB stock.

Rate/Volume Analysis. The following table presents the approximate dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended June 30, 2007 vs. 2006		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(Dollars in Thousands)		
Interest and dividend income:			
Loans	$1,980	$1,104	$3,084
Securities	134	212	346
Short-term investments	29	1	30
Total	2,143	1,317	3,460
Interest expense:			
Savings deposits	111	328	439
Money market deposits	(208)	29	(179)
NOW accounts	(12)	3	(9)
Certificates of deposit	473	1,303	1,776
Brokered certificates of deposit	508	8	516
Borrowings and subordinated debt	1,120	404	1,524
Total	1,992	2,075	4,067
Net interest income	$ 151	$ (758)	$ (607)

Interest and Dividend Income. Total interest and dividend income for the year ended June 30, 2007 was $24.2 million, which was $3.5 million, or 16.7%, higher than the year ended June 30, 2006. The higher interest and dividend income was due to an increase in average earning-assets of $34.7 million to $387.2 million and an increase in yield on earning-assets of 37 basis points to 6.26%.

Interest and fees on loans increased $3.1 million, or 17.1%, for the year ended June 30, 2007 compared with the year ended June 30, 2006. Average net loans increased $31.4 million, or 10.6%, while yield on loans increased 36 basis points to 6.45%. The increase in yield on loans reflects the increase over the past year in index rates used to set interest rates for new loans and for loan re-pricing, particularly home equity and certain commercial loans which are tied to prime and re-price daily or monthly. Interest and dividends on securities increased $346,000, or 12.6%, for the year ended June 30, 2007. The average securities portfolio balance increased $2.7 million this year, while the yield on the securities portfolio increased 37 basis points to 5.22%. The increase in yield on securities reflects higher yields on purchases of new bonds over the past year. In addition, the increase in yield on securities reflects the decision by the FHLB to amend its dividend schedule and defer the declaration of its normal quarterly dividend for the quarter ending June 30, 2006. The dividend declaration date change resulted in the Company not recognizing an anticipated fiscal year 2006 fourth quarter FHLB dividend of approximately $70,000 on its investment in the FHLB. In August 2006, the FHLB as anticipated declared a dividend equivalent to two quarterly dividend periods of dividend income. The result was the Company recognized the equivalent of five quarterly FHLB dividends during the year ended June 30, 2007 compared with recognizing three quarterly FHLB dividends during the year ended June 30, 2006. Following this one-time amendment and additional quarterly dividend this year, the FHLB's dividend declaration announcements have returned to a normal quarterly schedule.

Interest Expense. Total interest expense increased $4.1 million, or 44.3%, for the year ended June 30, 2007 to $13.2 million compared to the prior year due to an increase in average interest-bearing liabilities of $34.4 million, or 11.3%, to $339.5 million and an increase in the cost of interest-bearing liabilities of 89 basis points to 3.88%.

Interest expense on deposits increased $2.5 million, or 52.9%, to $7.3 million for the year ended June 30, 2007 compared with the prior year due to higher average deposits of $11.9 million, or 5.6%, and an increase in average cost of deposits by 102 basis points to 3.29%. The higher cost of deposits reflects the combination of the higher short-term market interest rate environment, the competitive market that the Bank operates in for certain deposits, and increased use of higher cost certificates of deposit as a source of funding. Interest expense on borrowings and subordinated debt increased $1.5 million, or 34.9% for the year ended June 30, 2007 compared with the prior year due mainly to an increase of $22.5 million, or 24.0%, in average borrowings in support of funding for loan growth. The average cost of borrowings increased 40 basis points to 5.01% for the year ended June 30, 2007, compared to the prior year.

Although the Bank would prefer to rely primarily on, and intends to continue to seek, growth in core deposits to fund future loan growth, management expects that for at least the next several quarters of fiscal year 2008, the Bank will need to also rely on higher-cost certificates and borrowings from the FHLB to meet its future funding requirements. The Bank expects that the current unfavorable interest rate environment and continued competition from other financial institutions together with the aforementioned growth in retail certificates and borrowings will likely cause further tightening in the Bank's interest rate spread for at least the next several quarters. The unfavorable effect on the Bank's net interest income from a decline in its interest rate spread may more than offset the positive effect on the Bank's net interest income from expected future loan growth.

Provision for Loan Losses

The provision for loan losses increased by $270,000, from $373,000 for the year ended June 30, 2006 to $643,000 for the comparable period in 2007. This year's higher loan loss provision was due to required allowance allocations during the year due to certain commercial relationships deemed by the Company to be impaired and due to this year's higher net charge-offs of $369,000 compared with net charge-offs of $9,000 for the year ended June 30, 2006. While management believes that, based on information currently available, the Bank's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that the level of the Bank's allowance will be sufficient to cover future loan losses incurred by the Bank or that future adjustments to the allowance will not be necessary if economic and/or other conditions differ substantially from the economic and other conditions considered by management in evaluating the adequacy of the current level of the allowance.

Non-Interest Income

Total non-interest income for the year ended June 30, 2007 increased $133,000 from last year to $2.1 million. The increase was due mostly to higher mortgage banking gains of $102,000 due to increased sales of residential real estate loans. Such loan sales totaled $20.7 million during the year ended June 30, 2007 compared with loan sales of $6.6 million during the year ended June 30, 2006. Gains from the sale of securities were primarily derived from sales of equity securities and totaled $378,000 for the year ended June 30, 2007, slightly lower than the $389,000 in gains recognized during the year ended June 30, 2006.

Non-Interest Expense

Total non-interest expense increased $406,000, or 3.9%, to $10.7 million for the year ended June 30, 2007 compared with last year. Salaries and benefits expense decreased $85,000, or 1.5%, due to a decrease in equity compensation expense of $295,000 compared with last year. The higher equity compensation expenses last year related mostly to restricted stock awards granted in December 2005. Salaries and benefit expense was also lower due to a decrease in Employee Incentive Plan ("EIP Plan") expense. The Company's EIP Plan is described in Note 11 to the consolidated financial statements in this Form 10-KSB. There was no EIP Plan expense for the year ended June 30, 2007 compared with $259,000 for the year ended June 30, 2006. The decrease in EIP Plan expense, which is based on fiscal performance, reflects the Company's lower net income this year as compared with last year. These decreases to expense were only partially offset by increased salary levels compared to last year and higher employee benefit costs.

Occupancy expense increased $298,000, or 28.1%, and equipment expense increased $32,000, or 9.0%, for the year ended June 30, 2007 compared with the last year largely due to expenses associated with the Company's new Executive & Operations Center Facility. Data processing expense increased $92,000, or 10.7%, compared with the same period as last year, due to higher processing volumes and higher processing charges. Increases in professional fees and other general and administrative expenses were consistent with the growth in operations over last year, while advertising expense was essentially level with last year.

The operating efficiency ratio (total non-interest expense divided by the sum of net interest income plus total non-interest income) for the year ended June 30, 2007 was 81.88%, compared to the 76.03% for year ended June 30, 2006.

Income Taxes

Income tax expense decreased $528,000 to $483,000 for the year ended June 30, 2007 from $1.0 million for the year ended June 30, 2006. The effective income tax rates were 27.9% and 35.1% for the years ended June 30, 2007 and 2006, respectively. The decrease in income taxes reflects this year's lower pre-tax income. The effective tax rates reflect the utilization by the Company of certain tax preference items such as bank-owned life insurance, dividends received deductions and security corporation subsidiaries to reduce the statutory corporate tax rates. Due to this year's lower pre-tax income, tax preference items as a percentage of pre-tax income increased, which resulted in the decrease in effective tax rates for the year ended June 30, 2007 compared with last year.

ITEM 7. Financial Statements.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Service Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Service Bancorp, Inc. and subsidiary as of June 30, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Service Bancorp, Inc. and subsidiary as of June 30, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
September 12, 2007

SERVICE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except per Share Amounts)

	June 30, 2007	June 30, 2006
ASSETS		
Cash and due from banks	$ 8,434	$ 8,758
Short-term investments	951	5
Total cash and cash equivalents	9,385	8,763
Securities available for sale, at fair value	52,346	50,670
Securities held to maturity, at amortized cost	1,480	2,392
Federal Home Loan Bank stock, at cost	5,871	5,308
Loans	333,164	325,028
Less allowance for loan losses	(3,144)	(2,870)
Loans, net	330,020	322,158
Banking premises and equipment, net	5,365	3,591
Accrued interest receivable	1,939	1,746
Net deferred tax asset	1,782	1,599
Bank-owned life insurance, at cash surrender value	5,026	4,845
Other real estate owned	306	—
Other assets	1,539	1,094
Total assets	$415,059	$402,166
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$274,165	$268,719
Borrowings	106,417	100,765
Subordinated debentures	3,093	3,093
Other liabilities	2,076	1,919
Total liabilities	385,751	374,496
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 12,000,000 shares authorized, 1,712,630 shares issued	17	17
Additional paid-in capital	8,475	8,319
Retained earnings	22,598	21,350
Accumulated other comprehensive loss	(427)	(721)
Treasury stock, at cost (63,737 and 59,451 shares, respectively)	(1,203)	(1,023)
Unearned ESOP shares (none and 5,026 shares, respectively)	—	(51)
Unearned restricted shares (5,952 and 9,545 shares, respectively)	(152)	(221)
Total stockholders' equity	29,308	27,670
Total liabilities and stockholders' equity	$415,059	$402,166

See accompanying notes to consolidated financial statements.

SERVICE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands, Except Per Share Amounts)

	Years Ended June 30,	
	2007	2006
Interest and dividend income:		
Interest and fees on loans	$ 21,101	$ 18,017
Interest and dividends on securities and Federal Home Loan Bank stock	3,095	2,749
Interest on short-term investments	35	5
Total interest and dividend income	24,231	20,771
Interest expense:		
Interest on deposits	7,349	4,806
Interest on borrowings	5,634	4,143
Interest on subordinated debentures	260	227
Total interest expense	13,243	9,176
Net interest income	10,988	11,595
Provision for loan losses	643	373
Net interest income, after provision for loan losses	10,345	11,222
Non-interest income:		
Customer service fees	1,075	1,057
Mortgage banking gains, net	163	61
Securities sales gains, net	378	389
Other income	499	475
Total non-interest income	2,115	1,982
Non-interest expense:		
Salaries and employee benefits	5,727	5,812
Occupancy	1,360	1,062
Data processing	954	862
Equipment	388	356
Professional fees	515	496
Advertising	339	343
Other general and administrative	1,446	1,392
Total non-interest expense	10,729	10,323
Income before income taxes	1,731	2,881
Provision for income taxes	483	1,011
Net income	$ 1,248	$ 1,870
Weighted average shares outstanding (basic)	1,641,579	1,628,358
Weighted average shares outstanding (diluted)	1,662,481	1,649,981
Earnings per share (basic)	$ 0.76	$ 1.15
Earnings per share (diluted)	$ 0.75	$ 1.13

See accompanying notes to consolidated financial statements.

SERVICE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended June 30, 2007 and 2006
(Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unearned ESOP Shares	Unearned Restricted Shares	Total
Balance at June 30, 2005	$ 17	$7,930	$19,480	$ 480	$(1,250)	$(115)	$ (27)	$26,515
Comprehensive income:								
Net income	—	—	1,870	—	—	—	—	1,870
Net unrealized loss on securities available for sale, net of taxes and reclassification adjustment	—	—	—	(1,201)	—	—	—	(1,201)
Total comprehensive income								669
Common stock held by ESOP released and committed to be released (6,440 shares)	—	115	—	—	—	64	—	179
Purchase of treasury stock (5,606 shares)	—	—	—	—	(157)	—	—	(157)
Stock option exercises (3,500 shares)	—	(17)	—	—	58	—	—	41
Income tax benefit on options exercised	—	20	—	—	—	—	—	20
Income tax benefit on restricted stock	—	27	—	—	—	—	—	27
Amortization of restricted stock (15,199 shares)	—	30	—	—	—	—	346	376
Restricted stock grants (20,000 shares)	—	214	—	—	326	—	(540)	—
Balance at June 30, 2006	17	8,319	21,350	(721)	(1,023)	(51)	(221)	27,670
Comprehensive income:								
Net income	—	—	1,248	—	—	—	—	1,248
Net unrealized gain on securities available for sale, net of taxes and reclassification adjustment	—	—	—	294	—	—	—	294
Total comprehensive income								1,542
Common stock held by ESOP released and committed to be released (5,026 shares)	—	101	—	—	—	51	—	152
Purchase of treasury stock (7,686 shares)	—	—	—	—	(242)	—	—	(242)
Stock option exercises (3,400 shares)	—	(30)	—	—	62	—	—	32
Income tax benefit on options exercised	—	27	—	—	—	—	—	27
Income tax benefit on restricted stock	—	24	—	—	—	—	—	24
Stock option compensation expense	—	21	—	—	—	—	—	21
Amortization of restricted stock (3,593 shares)	—	13	—	—	—	—	69	82
Balance at June 30, 2007	$ 17	$8,475	$22,598	$ (427)	$(1,203)	$ —	$(152)	$29,308

See accompanying notes to consolidated financial statements.

SERVICE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Years Ended June 30, 2007	Years Ended June 30, 2006
Cash flows from operating activities:		
Net income	$ 1,248	$ 1,870
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	643	373
Net gain on securities sales	(378)	(389)
Net gain on portfolio loan sales	(5)	(29)
Loans originated for sale	(19,619)	(2,711)
Sales of loans originated for sale	19,867	2,046
Net amortization of securities	18	43
Depreciation and amortization expense	362	349
Stock-based compensation	103	376
Increase in accrued interest receivable	(193)	(281)
Net amortization of deferred loan costs and premiums	146	170
Increase in cash surrender value of bank-owned life insurance	(181)	(162)
Deferred tax benefit	(341)	(119)
Other, net	(119)	323
Net cash provided by operating activities	1,551	1,859
Cash flows from investing activities:		
Activity in securities available for sale:		
Sales	6,554	6,917
Maturities, prepayments and calls	8,099	4,717
Purchases	(15,514)	(17,295)
Activity in securities held to maturity:		
Maturities, prepayments and calls	909	1,755
Net increase in loans, excluding loan purchases and sales	(10,007)	(51,960)
Sales of portfolio loans	807	4,551
Purchase of banking premises and equipment	(2,102)	(148)
Purchase of Federal Home Loan Bank stock	(563)	(1,400)
Net cash used by investing activities	(11,817)	(52,863)
Cash flows from financing activities:		
Net increase in deposits	5,446	13,914
Proceeds from long-term borrowings	25,000	29,000
Repayment of long-term borrowings	(9,098)	(14,092)
Net (decrease) increase in short-term borrowings	(10,250)	21,300
Purchase of treasury stock	(242)	(157)
Stock option exercises	32	41
Net cash provided by financing activities	10,888	50,006
Net change in cash and cash equivalents	622	(998)
Cash and cash equivalents at beginning of year	8,763	9,761
Cash and cash equivalents at end of year	$ 9,385	$ 8,763
Supplementary information:		
Interest paid on deposits	$ 7,279	$ 4,650
Interest paid on borrowings and subordinated debt	5,875	4,257
Income taxes paid, net of refunds	855	1,188
Loans transferred to other real estate owned	306	—

See accompanying notes to consolidated financial statements.

SERVICE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended June 30, 2007 and 2006

1. CORPORATE STRUCTURE

Service Bancorp, Inc. (the "Company") is a Massachusetts corporation organized in August 1998 for the purpose of owning all of the outstanding capital stock of Strata Bank (the "Bank"). The Company was organized as a wholly-owned subsidiary of Service Bancorp, MHC (the "Mutual Company"), which is a Massachusetts-chartered mutual holding company.

On October 7, 1998, the Company completed a public offering of 47% of the shares of its outstanding common stock in a public offering to eligible depositors, employees, and members of the general public (the "Offering"). The remaining 53% of the Company's shares of common stock were issued to the Mutual Company. Prior to that date, the Company had no assets or liabilities. As of June 30, 2007, the Mutual Company owned 55.0% of the Company's outstanding common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, which includes the Bank's wholly-owned subsidiaries, Medway Securities Corp. and Franklin Village Security Corp., which engage in the purchase and sale of securities. All significant intercompany balances and transactions have been eliminated in consolidation. During 2004, the Company formed a wholly-owned subsidiary, Service Capital Trust I ("Trust I"), which is presented on the equity method. (Refer to Note 8 for a further discussion.)

Effective July 1, 2004, Massachusetts corporate law eliminated the distinction between treasury shares and authorized but unissued shares, by providing that common shares of Service Bancorp, Inc. that the Company acquires automatically are restored to the status of authorized but unissued shares. The Company has continued to reflect treasury shares on the balance sheet and in the notes to the financial statements in part because the concept of treasury shares continues to be relevant under the New York Stock Exchange Rules. Also effective July 1, 2004, Massachusetts corporate law eliminated the concept of par value. The effect of that change was to supersede the historic prohibition against issuing par value stock for less than par. There is no minimum price at which the Company may issue shares. The Company has continued to show on the balance sheet the most recent par value per share of the common stock ($0.01), as well as the aggregate amount of par value for which the shares of the Company's common stock now outstanding were issued, because the Company believes that presentation facilitates a better understanding of the stockholders' equity section of the consolidated balance sheet.

Business and operating segments

The Company provides a variety of financial services to individuals and small businesses through its offices in the Massachusetts counties of Norfolk, Middlesex and Worcester. Its primary deposit products are savings, checking and term certificate accounts and its primary lending products are mortgage, consumer and commercial loans.

Management evaluates the Company's performance and allocates resources based on a single segment concept. Accordingly, there are no separately identified operating segments for which discrete financial information is available. The Company does not derive revenues from, or have assets located in, foreign countries, nor does it derive revenues from any single customer that represents 10% or more of the Company's total revenues.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Reclassifications

Certain amounts in the 2006 consolidated financial statements have been reclassified to conform to the 2007 presentation.

Cash equivalents

Cash equivalents include amounts due from banks and short-term investments. Short-term investments consist primarily of federal funds sold, money market funds and other interest-bearing deposits which mature on a daily basis.

Restrictions on cash and amounts due from banks

The Company is required to maintain average cash balances on hand or with the Federal Reserve Bank. At June 30, 2007 and 2006, these reserve balances amounted to $1,826,000, and $2,873,000, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. All other securities are classified as "available for sale" and are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income/loss.

Amortization of premiums and accretion of discounts on debt securities are computed using the interest method. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

In estimating other-than-temporary impairment losses, management considers: (i) the length of time and extent to which fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) industry developments of the issuer and general economic conditions, (iv) the likelihood of a recovery of the fair value of the securities in the near term, and (v) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Gains and losses on sales are recorded on the trade date and are computed using the specific identification method.

Loans

The Company grants mortgage, consumer and commercial loans to its customers. A substantial portion of the loan portfolio consists of mortgage loans in Norfolk County, Middlesex County and Worcester County. The ability of the Company's debtors to honor their contracts is dependent, among other factors, upon the local economy and the local real estate market.

Loans, as reported, have been adjusted by the allowance for loan losses and net deferred loan costs and premiums.

Income on loans, including impaired loans, is recognized on the simple interest basis and is not accrued when in the judgment of management the collectibility of the loan principal or interest becomes doubtful. Loans delinquent 90 days or more are reviewed for placement on non-accrual status. Loans will generally be placed on non-accrual status if there is a significant deterioration in the financial condition of the borrower and repayment in full is not expected. Delinquent status is based on contractual terms of the loan.

Net deferred loan costs and premiums are amortized over the contractual lives of the related loans using the interest method.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis using the fair value of existing collateral.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures.

Residential real estate loans that are held for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of known and inherent risks in the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated, general and unallocated components. The allocated component relates to classified loans that are also classified as impaired. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component, which generally represents an insignificant portion of the total allowance, reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

Derivative financial instruments

Residential real estate loan commitments are referred to as derivative loan commitments if the loan that will result from exercise of the commitment will be held for sale upon funding. Loan commitments that are derivatives are recognized at fair value on the consolidated balance sheet in other assets and other liabilities with changes in their fair value recorded in other non-interest income.

To protect against the price risk inherent in derivative loan commitments, the Company utilizes "best efforts" forward sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments. Forward sale commitments are recognized at fair value on the consolidated balance sheet in other assets and other liabilities with changes in their fair value recorded in other non-interest income.

Loan servicing rights

When loans are sold with servicing rights retained, the relative fair value of the servicing right asset is capitalized and recorded in other assets. Fair value is based on a valuation model that calculates the present value of the estimated future net servicing income. Capitalized servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the loans being serviced. Servicing rights are evaluated quarterly for impairment based upon the fair value of the rights as compared to amortized cost.

Banking premises and equipment

Land is carried at cost. Buildings, leasehold improvements and equipment are stated at cost less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured.

Other real estate owned

Other real estate owned ("OREO") acquired through, or in lieu of, loan foreclosure is held for sale and is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the OREO is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and change in the valuation allowance are included in net expenses from OREO.

Income taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. The Bank's base amount of its federal income tax reserve for loan losses is a permanent difference for which there is no recognition of a deferred tax liability. However, the loan loss allowance maintained for financial reporting purposes is a temporary difference with allowable recognition of a related deferred tax asset, if it is deemed realizable.

Stock compensation plans

Unearned compensation cost, reflected as a reduction of stockholders' equity, for restricted stock granted under the Company's 1999 Recognition and Retention Plan ("RRP") and for restricted stock granted under the Company's Amended and Restated 1999 Stock Option Plan is based on the fair value of the stock at the purchase date. Compensation cost is recognized over the vesting period based on the fair value of the stock at the grant date.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment", effective July 1, 2006 applicable to the Company's share based compensation plans. The Company's share based compensation plans are described in Note 12 of this report for the year ended June 30, 2007. No changes have been made to the plans during the year ended June 30, 2007. In accordance with the "modified prospective" transition method, for the year ended June 30, 2007, the Company has expensed, on a straight line basis, the previously unrecognized compensation costs related to the non-vested portion of stock option awards granted and outstanding as of July 1, 2006 based on the grant-date fair value of those awards as calculated under the provisions of Statement No. 123. Fair value has been determined using Black-Scholes option-pricing model. Compensation costs are now being recognized over the period the employee or director is required to provide service to obtain the awards. The impact of adopting SFAS No. 123(R) was a reduction of income before income taxes of $21,000 and a reduction of net income of $18,000 for the year ended June 30, 2007. Basic earnings per share and diluted earnings per share for the year ended June 30, 2007 were each reduced by $0.01.

Prior to the adoption of SFAS No. 123(R), the Company accounted for the plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25. "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, no stock option based employee and director compensation cost was reflected in net income, as all options granted under plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to stock option based compensation for the year ended June 30, 2006.

	Year Ended June 30, 2006
	(Dollars in Thousands, Except Per Share Amounts)
Net income, as reported	$1,870
Deduct: Total stock–based compensation expense determined under the fair value method, net of taxes	29
Pro forma net income	$1,841
Earnings per share (basic):	
As reported	$ 1.15
Pro forma	$ 1.13
Earnings per share (diluted):	
As reported	$ 1.13
Pro forma	$ 1.12

Employee Stock Ownership Plan

Compensation expense is recognized based on the fair value of shares at the time they are committed to be released to the Employee Stock Ownership Plan ("ESOP"). All shares held by the ESOP that are released and committed to be released are deemed outstanding for purposes of earnings per share calculations. The cost of unearned shares to be allocated to ESOP participants for future services not yet performed is reflected as a reduction of stockholders' equity.

Advertising costs

Advertising costs are expensed as incurred in each fiscal year.

Earnings per share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares (common stock equivalents) that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and unvested restricted stock and are determined using the treasury stock method. Assumed conversion of the outstanding dilutive stock options and unvested restricted stock would increase the shares outstanding but would not require an adjustment to income as a result of the conversion.

Weighted average diluted shares outstanding have been calculated based on the following:

	Years Ended June 30,	
	2007	2006
Weighted average shares outstanding	1,641,579	1,628,358
Effect of dilutive stock options	20,902	20,721
Effect of unvested shares of restricted stock	—	902
Weighted average diluted shares outstanding	1,662,481	1,649,981

For the year ended June 30, 2007, 5,952 unvested shares of restricted stock were anti-dilutive and therefore excluded from the earnings per share calculations. For the year ended June 30, 2006 an average of 1,000 stock options were anti-dilutive and therefore excluded from the earnings per share calculations.

Comprehensive income/loss

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income/loss.

SERVICE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of other comprehensive income (loss) and related tax effects are as follows:

	Years Ended June 30,	
	2007	2006
	(Dollars in Thousands)	
Unrealized holding gain (loss) on securities available for sale	$ 830	$(1,456)
Reclassification adjustment for net gain realized in income	(378)	(389)
Change in unrealized gain (loss)	452	(1,845)
Tax effect	158	(644)
Net-of-tax amount	$ 294	$(1,201)

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 was effective for the Company on July 1, 2007 and did not have a material impact on the Company's consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." This standard addresses quantifying the financial statement effect of misstatements, and specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. This standard is effective for fiscal years ending after November 15, 2006 and did not have a material effect on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for the Company on July 1, 2008, with earlier adoption permitted for fiscal 2008, and is not expected to have a material impact on the Company's consolidated financial statements.

On February 15, 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which provides companies with an option to report selected financial assets and liabilities at fair value. Statement No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for the Company's 2009 fiscal year, with early adoption permitted for the Company's 2008 fiscal year, provided that the Company also adopts Statement No. 157 for fiscal 2008. Management is currently evaluating the potential impacts of adopting this Statement on its consolidated financial statements.

3. SECURITIES

A summary of securities follows:

	June 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)			
Securities Available for Sale				
Government sponsored enterprise obligations	$16,280	$ 10	$ (180)	$16,110
Government sponsored enterprise mortgage-backed securities	22,182	4	(480)	21,706
Other debt securities	10,156	28	(84)	10,100
Municipal securities	1,797	—	(44)	1,753
Total debt securities available for sale	50,415	42	(788)	49,669
Marketable equity securities	2,583	141	(47)	2,677
Total securities available for sale	$52,998	$183	$ (835)	$52,346
Securities Held to Maturity				
Government sponsored enterprise mortgage-backed securities	$ 1,480	$ 23	$ (5)	$ 1,498

	June 30, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)			
Securities Available for Sale				
Government sponsored enterprise obligations	$15,929	$—	$ (387)	$15,542
Government sponsored enterprise mortgage-backed securities	17,147	—	(502)	16,645
Other debt securities	15,202	85	(311)	14,976
Municipal securities	1,797	—	(81)	1,716
Total debt securities available for sale	50,075	85	(1,281)	48,879
Marketable equity securities	1,699	111	(19)	1,791
Total securities available for sale	$51,774	$196	$(1,300)	$50,670
Securities Held to Maturity				
Government sponsored enterprise mortgage-backed securities	$ 1,983	$ 17	$ (13)	$ 1,987
Other debt securities	409	1	—	410
Total securities held to maturity	$ 2,392	$ 18	$ (13)	$ 2,397

SERVICE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost and estimated fair value of debt securities by contractual maturity at June 30, 2007 follows. Expected maturities will differ from contractual maturities because the issuer may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale		Securities Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)			
Within 1 year	$ 8,130	$ 8,099	$ —	$ —
Over 1 year to 5 years	13,995	13,804	—	—
Over 5 years to 10 years	2,979	2,977	—	—
Over 10 years	3,129	3,083	—	—
	28,233	27,963	—	—
Government sponsored enterprise mortgage-backed securities	22,182	21,706	1,480	1,498
Total debt securities	$50,415	$49,669	$1,480	$1,498

At June 30, 2007, government sponsored enterprise ("GSE") obligations with an amortized cost and fair value of $16.3 million and $16.1 million, respectively, and GSE mortgage-backed securities with an amortized cost and fair value of $23.7 million and $23.2 million, respectively, were pledged to the Federal Home Loan Bank of Boston ("FHLB") in connection with the Company's borrowings from the FHLB.

Proceeds from the sale of securities available for sale, during fiscal years 2007 and 2006 were $6.6 million and $6.9 million, respectively. Gross gains were $379,000 and $497,000 for 2007 and 2006, respectively. Gross losses were $1,000 and $108,000 for 2007 and 2006, respectively. There were no impairment losses for the fiscal years ending June 30, 2007 and 2006.

A net unrealized loss of $3,000 related to securities transferred from available for sale to held to maturity in prior years is included in accumulated other comprehensive income, net of tax, at June 30, 2007 and 2006, respectively.

Information pertaining to securities with gross unrealized losses aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, follows:

	June 30, 2007			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)			
Temporarily Impaired Securities Available for Sale				
Government sponsored enterprise obligations	$ 14	$ 2,363	$166	$11,802
Government sponsored enterprise mortgage-backed securities	291	16,129	189	4,649
Other debt securities	3	1,012	81	3,940
Municipal securities	44	1,753	—	—
Total debt securities available for sale	352	21,257	436	20,391
Marketable equity securities	47	1,136	—	—
Total temporarily impaired securities available for sale	$399	$22,393	$436	$20,391
Temporarily Impaired Securities Held to Maturity				
Government sponsored enterprise mortgage-backed securities	$ 1	$ 197	$ 4	$ 191

	June 30, 2006			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)			
Temporarily Impaired Securities Available for Sale				
Government sponsored enterprise obligations	$292	$12,639	$ 95	$2,903
Government sponsored enterprise mortgage-backed securities	470	15,781	32	864
Other debt securities	17	3,003	294	4,763
Municipal securities	81	1,716	—	—
Total debt securities available for sale	860	33,139	421	8,530
Marketable equity securities	16	168	3	100
Total temporarily impaired securities available for sale	$876	$33,307	$424	$8,630
Temporarily Impaired Securities Held to Maturity				
Government sponsored enterprise mortgage-backed securities	$ 5	$ 514	$ 8	$ 257

The Company evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to: (i) the length of time and extent to which fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) industry developments of the issuer and general economic conditions, (iv) the likelihood of a recovery of the fair value of the securities in the near term, and (v) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing the financial condition of a debt securities issuer, the Company considers whether the securities are issued by the federal government or GSEs, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. In analyzing the financial condition of an equity securities issuer, the Company considers industry analysts' reports, financial performance and projected target prices of investment analysts within a one-year time frame. Unrealized losses on marketable equity securities that are in excess of 50% of cost that have been sustained for more than twelve months, are generally recognized by the Company as being other than temporary and charged to earnings, unless evidence exists to support a realizable value equal to or greater than the Company's carrying value of the investment.

At June 30, 2007, debt securities available for sale held by the Company with unrealized losses for a period greater than twelve months included nine GSE obligations totaling $11.8 million, five GSE mortgage-backed securities totaling $4.6 million, and four corporate bonds totaling $3.9 million. The aggregate depreciation totaled 2% from the Company's cost basis, with the largest unrealized depreciation for a single debt security amounting to 5% from the Company's cost basis. The Company has determined that these unrealized losses relate principally to changes in market interest rates and the effect on the market prices for debt securities. In addition, unrealized losses on corporate bonds includes $63,000 relating to the finance corporations of two U.S. automotive companies with an amortized cost of $3.0 million that have been affected by weaker operating results in the automotive industry. These bonds have maturity dates ranging from October 2008 to January 2009. The Company has reviewed the financial condition of these issuers and has determined that none of the declines in the corporate bonds are other than temporary.

Debt securities available for sale held by the Company with unrealized losses for a period less than twelve months included three GSE obligations totaling $2.4 million, thirteen GSE mortgage-backed securities totaling $16.1 million, one corporate bond totaling $1.0 million, and three municipal securities totaling $1.8 million. The aggregate depreciation totaled 2% from the Company's cost basis, with the largest unrealized depreciation for a single debt security amounting to 3% from the Company's cost basis. The Company has determined that these unrealized losses relate principally to changes in market interest rates and the effect on the market prices for debt securities. The Company has the intent and ability to hold all of its debt securities until maturity, or for the foreseeable future if classified as available for sale, and no declines are deemed to be other than temporary.

At June 30, 2007, ten equity securities totaling $1.1 million had unrealized depreciation less than twelve months. The aggregate depreciation from the Company's cost basis for these equity securities totaled $47,000, or 4%, with the largest unrealized depreciation for a single equity security amounting to 8% from the Company's cost basis. These equity securities investments are primarily in large U.S. corporations that are in industries that can experience fluctuations in market prices for their stocks. The Company has reviewed the financial condition of these corporations and has determined that none of the declines were deemed to be other than temporary.

4. LOANS

A summary of the balances of loans follows:

	June 30,	
	2007	2006
	(Dollars in Thousands)	
Real estate loans:		
One- to four-family residential	$149,147	$152,085
Residential construction	4,542	5,558
Residential loans held for sale	417	665
Commercial and multi-family	96,728	88,970
Commercial construction	24,462	21,767
Total real estate loans	275,296	269,045
Commercial loans	32,360	29,522
Consumer loans:		
Home equity	17,808	18,680
Second mortgages	5,814	5,900
Passbook secured	216	244
Other	778	718
Total consumer loans	24,616	25,542
Total gross loans	332,272	324,109
Net deferred loan costs and premiums	892	919
Allowance for loan losses	(3,144)	(2,870)
Total loans, net	$330,020	$322,158

An analysis of the allowance for loan losses follows:

	Years Ended June 30,	
	2007	2006
	(Dollars in Thousands)	
Balance at beginning of year	$2,870	$2,506
Provision for loan losses	643	373
Recoveries	45	21
Charge-offs	(414)	(30)
Balance at end of year	$3,144	$2,870

A summary of information pertaining to impaired loans and non-accrual loans follows:

	June 30, 2007	June 30, 2006
	(Dollars in Thousands)	
Impaired loans without a valuation allowance	$8,741	$3,051
Impaired loans with a valuation allowance	747	106
Total impaired loans	$9,488	$3,157
Valuation allowance related to impaired loans	$ 320	$ 45
Total non-accrual loans	$3,232	$1,609
Total loans past-due ninety days or more and still accruing	$1,548	$ 420

	Years Ended June 30, 2007	Years Ended June 30, 2006
	(Dollars in Thousands)	
Average investment in impaired loans	$3,640	$ 829
Interest income recognized on impaired loans	$ 44	$ 38
Interest income recognized on a cash basis on impaired loans	$ 44	$ 38

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of residential loans serviced for others was $13.2 million and $14.8 million at June 30, 2007 and 2006, respectively.

The balance of capitalized loan servicing rights included in other assets was $125,000 and $143,000 at June 30, 2007 and 2006, respectively. During the year ended June 30, 2007, $4,000 of mortgage serving rights were capitalized and $22,000 were amortized. During the year ended June 30, 2006, $53,000 of mortgage serving rights were capitalized and $8,000 was amortized. There were no valuation allowances recorded during the years ended June 30, 2007 and 2006. The estimated fair value of capitalized servicing rights at June 30, 2007 and 2006 was $144,000 and $177,000, respectively.

5. BANKING PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation and amortization of banking premises and equipment follows:

	June 30, 2007	June 30, 2006	Estimated Useful Lives
	(Dollars in Thousands)		
Banking premises:			
Land	$ 1,582	$ 1,582	
Building and leasehold improvements	4,708	3,518	2-40 years
Equipment and furniture	2,924	2,293	3-12 years
	9,214	7,393	
Less accumulated depreciation and amortization	(3,849)	(3,802)	
	$ 5,365	$ 3,591	

SERVICE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization expense for the years ended June 30, 2007 and 2006 amounted to $362,000 and $349,000, respectively.

6. DEPOSITS

A summary of deposit balances by type follows:

	June 30,	
	2007	2006
	(Dollars in Thousands)	
Demand	$ 39,181	$ 37,995
NOW	29,319	34,149
Money market deposits	13,893	18,775
Regular and other savings	56,068	56,600
Total non-certificate accounts	138,461	147,519
Term certificates of $100,000 or greater	43,802	36,169
Term certificates less than $100,000	77,902	75,031
Brokered term certificates	14,000	10,000
Total certificate accounts	135,704	121,200
Total deposits	$274,165	$268,719

A summary of certificate accounts by maturity follows:

	June 30, 2007		June 30, 2006	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in Thousands)			
Within 1 year	$125,355	4.78%	$102,381	4.28%
Over 1 year to 3 years	8,817	3.99	13,559	3.87
Over 3 years to 5 years	1,532	4.42	5,260	3.92
	$135,704	4.72%	$121,200	4.22%

7. BORROWINGS

Borrowings included overnight federal funds purchased of $1.1 million at a rate 5.55% as of June 30, 2007, and overnight borrowings with the FHLB of $11.3 million at a rate of 5.38% as of June 30, 2006. In addition, borrowings included the following FHLB advances listed by maturity:

	June 30, 2007		June 30, 2006	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in Thousands)			
Within 1 year	$ 26,000	5.00%	$19,000	4.57%
Over 1 year to 3 years	51,621	4.86	36,000	4.72
Over 3 years to 5 years	11,000	5.24	27,700	4.96
Over 5 years to 10 years	16,416	4.41	6,140	4.24
Over 10 years to 20 years	330	5.85	625	6.40
	$105,367	4.87%	$89,465	4.74%

A summary of FHLB advances by the earlier of the maturity date or the date callable by the FHLB follows:

	June 30, 2007		June 30, 2006	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in Thousands)			
Within 1 year	$ 42,500	5.15%	$37,500	5.12%
Over 1 year to 3 years	56,121	4.68	34,000	4.52
Over 3 years to 5 years	2,000	4.42	13,200	4.24
Over 5 years to 10 years	4,416	4.60	4,140	4.44
Over 10 years to 20 years	330	5.85	625	6.40
	$105,367	4.87%	$89,465	4.74%

At June 30, 2007, the Bank had the borrowing capacity with the FHLB to increase the amount of outstanding advances by $35.0 million to $140.4 million. At June 30, 2006, the Bank had borrowing capacity with the FHLB to increase the amount of outstanding advances by $38.0 million to $138.8 million. The Bank also has an available line of credit with the FHLB at an interest rate that adjusts daily. Borrowings under the line were limited to $500,000 at June 30, 2007 and 2006. All borrowings from the FHLB are secured by a blanket lien primarily on real estate loans in accordance with the FHLB agreement and securities with a fair value of $39.3 million have been pledged to the FHLB at June 30, 2007.

8. SUBORDINATED DEBT

On March 16, 2004, Service Capital Trust I ("Trust I"), a special purpose trust sponsored by the Company, participated in a pooled offering of trust preferred securities. In connection with this offering, Trust I issued $3.1 million of trust preferred securities and reinvested the proceeds in a 30-year $3.1 million junior subordinated debenture issued by the Company. Interest is calculated on the subordinated debenture and trust preferred securities at a rate equal to the three-month London Interbank Offering Rate plus 285 basis points. The junior subordinated debenture represents the sole asset of Trust I. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities (the "Guarantee"). The Guarantee, when taken together with the Company's obligations under (i) the junior subordinated debentures; (ii) the indenture pursuant to which the junior subordinated debentures was issued; and (iii) the Amended and Restated Declaration of Trust governing Trust I, constitutes a full and unconditional guarantee of Trust I's obligations under the trust preferred securities.

Under regulatory capital guidelines, trust preferred securities, within certain limitations, qualify as regulatory capital. The Company's regulatory capital as of June 30, 2007 and 2006 includes $3.0 million in trust preferred securities. Trust I, consistent with the Financial Accounting Standards Board Interpretation No. 46, "Variable Interest Entities", is not consolidated in the consolidated financial statements of the Company. Therefore, the Company presents in its consolidated financial statements junior subordinated debt as a liability and its investment in Trust I as a component of other assets.

9. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is follows:

	Years Ended June 30,	
	2007	2006
	(Dollars in Thousands)	
Current tax provision:		
Federal	$ 783	$ 993
State	41	137
Total current	824	1,130
Deferred tax benefit:		
Federal	(255)	(87)
State	(86)	(32)
Total deferred	(341)	(119)
Total tax provision	$ 483	$1,011

The reasons for the differences between the effective tax rate and the statutory federal income tax rate are summarized as follows:

	Years Ended June 30,	
	2007	2006
Statutory rate	34.0%	34.0%
Increase (decrease) resulting from:		
State taxes, net of federal tax benefit	(1.7)	2.4
Cash surrender value of life insurance	(3.1)	(1.7)
Dividends received deduction	(0.7)	(0.4)
Other	(0.6)	0.8
Effective tax rate	27.9%	35.1%

The components of the net deferred tax asset are as follows:

	June 30,	
	2007	2006
	(Dollars in Thousands)	
Deferred tax asset:		
Federal	$1,685	$1,595
State	514	438
	2,199	2,033
Deferred tax liability:		
Federal	(310)	(323)
State	(107)	(111)
	(417)	(434)
Net deferred tax asset	$1,782	$1,599

The tax effects of each item that give rise to deferred taxes are as follows:

	June 30,	
	2007	2006
	(Dollars in Thousands)	
Allowance for loan losses	$1,286	$1,174
Net unrealized loss on securities	228	386
Employee benefit plans	360	300
Net deferred loan costs	(365)	(375)
Depreciation and amortization	172	172
Other	101	(58)
Net deferred tax asset	$1,782	$1,599

A summary of the change in the net deferred tax asset is as follows:

	Years Ended June 30,	
	2007	2005
	(Dollars in Thousands)	
Net deferred tax asset at beginning of year	$1,599	$ 836
Deferred tax benefit on current operations	341	119
Change in deferred tax effect of net unrealized gain/loss on securities	(158)	644
Net deferred tax asset at end of year	$1,782	$1,599

There was no valuation reserve required on deferred tax assets for the years ended June 30, 2007 and 2006.

The federal income tax reserve for loan losses at the Bank's base year is $1,142,000. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used, limited to the amount of the reserve, would be subject to taxation in the fiscal year in which used. As the Bank intends to use the reserve solely to absorb loan losses, a deferred tax liability of $468,000 has not been provided.

10. STOCKHOLDERS' EQUITY

Minimum regulatory capital requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are applicable only to the Bank and not to the Company.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of June 30, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. No conditions or events have occurred since that notification that management believes would change the Bank's regulatory capital category. The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
June 30, 2007:						
Total capital to risk weighted assets:						
Consolidated	$35,877	11.35%	$25,289	8.00%	—	—
Bank	33,603	10.65	25,237	8.00	$31,546	10.00%
Tier I capital to risk weighted assets:						
Consolidated	32,733	10.35	12,644	4.00	—	—
Bank	30,459	9.66	12,618	4.00	18,928	6.00
Tier I capital to average assets:						
Consolidated	32,733	7.97	16,425	4.00	—	—
Bank	30,459	7.42	16,409	4.00	20,512	5.00
June 30, 2006:						
Total capital to risk weighted assets:						
Consolidated	$34,259	11.21%	$24,453	8.00%	—	—
Bank	31,711	10.39	24,418	8.00	$30,523	10.00%
Tier I capital to risk weighted assets:						
Consolidated	31,389	10.27	12,227	4.00	—	—
Bank	28,841	9.45	12,209	4.00	18,314	6.00
Tier I capital to average assets:						
Consolidated	31,389	7.96	15,780	4.00	—	—
Bank	28,841	7.32	15,766	4.00	19,707	5.00

Liquidation account

At the time of the Offering, the Company established a liquidation account in the amount of $4.6 million. In accordance with Massachusetts statute, the liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts in the Bank after the Offering. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution in an amount equal to their current adjusted liquidation account balance, to the extent that funds are available.

Other capital restrictions

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10% of the Bank's capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Accordingly, at June 30, 2007, $25.2 million of the Company's equity in the Bank was restricted and funds available for loans or advances amounted to $3.4 million.

Stock Repurchase Plan

In February 2003, the Board of Directors of the Company approved a Stock Repurchase Plan under which the Company is authorized to acquire up to 4% of the outstanding common stock, or up to approximately 65,925 shares of the issued and outstanding shares of its common stock in the open market or in private transactions. Under the Stock Repurchase Plan, shares may be repurchased from time to time and in such amounts as market conditions warrant, and subject to regulatory considerations. As of June 30, 2007, 54,628 shares had been repurchased under the plan at an average price of $25.50.

11. RETIREMENT BENEFIT AND INCENTIVE PLANS

401(k) Plan

The Bank provides a savings plan which qualifies under Section 401(k) of the Internal Revenue Code and provides for voluntary contributions by participating employees equal to the maximum amount allowed by federal regulations. The Bank makes matching contributions equal to 100% of each employee's voluntary contribution, up to 4% of the employee's compensation. Total expense under the plan was $140,000 and $116,000 for the years ended June 30, 2007 and 2006, respectively.

Supplemental Retirement Agreements

The Bank has supplemental retirement agreements with directors of the Bank under the Directors Supplemental Retirement Plan, which provide for compensation payments upon retirement, subject to certain limitations as set forth in the agreements. Retirement benefits are based on the performance of related life insurance policies purchased by the Bank. The present value of the estimated retirement benefits is being accrued over the anticipated service periods. Compensation expense applicable to these agreements amounted to $53,000 and $48,000 for the years ended June 30, 2007 and 2006, respectively.

The Bank has a supplemental retirement agreement with its President, which provides supplemental compensation payments upon retirement, subject to certain limitations as set forth in the agreement. The present value of future benefits is being accrued over the term of employment, which is the vesting period. Compensation expense applicable to the agreement amounted to $97,000 and $85,000 for the years ended June 30, 2007 and 2006, respectively. The Bank has accrued $880,000 and $734,000 at June 30, 2007 and 2006, respectively, related to the supplemental retirement agreements.

Employee Incentive Plan

The Bank has an Employee Incentive Plan ("EIP Plan") whereby employees who meet certain eligibility requirements receive a bonus proportionate to their respective salary. The total available bonus pool is based on the Bank's fiscal performance and the structure of the EIP Plan is reviewed annually by the Board of Directors. There was no EIP Plan compensation expense for the year ended June 30, 2007, while the EIP Plan compensation expense for 2006 was $259,000.

12. STOCK COMPENSATION PLANS AND ESOP

Recognition and Retention Plan

On September 1, 1999, the Board of Directors approved the 1999 Recognition and Retention Plan (the "RRP") for key employees and directors of the Company and the Bank and reserved 40,247 shares of common stock of the Company for issuance. At June 30, 2007, all 40,247 shares of common stock of the Company, originally reserved for issuance under the RRP, had been granted and no shares remain available for issuance under the RRP.

Stock Plans

On September 1, 1999, the Board of Directors approved the 1999 Stock Option Plan (the "1999 Plan"), which was approved by stockholders in 1999. During the fiscal year ended June 30, 2004, the Company's Board of Directors adopted the Amended and Restated 1999 Stock Option Plan (the "Amended Plan"), which was approved by the Company's stockholders at the 2003 annual meeting of stockholders and approved by the Massachusetts Commissioner of Banks. The Amended Plan authorizes the issuance of up to 140,000 shares of common stock of the Company. The Amended Plan permits the Company to grant awards in the form of incentive stock options, non-qualified stock options, deferred stock, restricted stock, unrestricted stock, performance share awards and stock appreciation rights. At June 30, 2007, 42,106 shares remain available under the Amended Plan.

The Amended Plan also permits the inclusion of limited rights, reload options and dividend equivalent rights.

Limited rights would permit the optionee to surrender an option, or portion thereof, for cancellation and to receive cash or common stock equal to the excess, if any, of the then fair market value of the common stock subject to such option or portion thereof over the option exercise price. Limited rights can only be exercised upon a change in control (as defined in the Amended Plan) and, if the related options are exercised or terminated, the related rights are terminated. There were no options granted or forfeited during the fiscal years ended June 30, 2007 or 2006 with limited rights. Limited rights with respect to 100 and 500 options were terminated upon exercise of the related options during fiscal years 2007 and 2006, respectively. Limited rights with respect to 22,297 and 22,397 options were outstanding at June 30, 2007 and 2006, respectively.

Reload options would permit the exchange of shares of stock in satisfaction of all or a portion of the exercise price of the original option grant. The exercise price of the stock subject to the reload option will be determined at the time the original option is exercised. Dividend equivalent rights would permit the optionee to receive a cash benefit per share underlying the related vested stock options outstanding in the amount of any extraordinary dividend (as defined in the Amended Plan) declared by the Company. There were no reload options and dividend equivalent rights granted during the years ended June 30, 2007 and 2006.

The fair value of each new option grant is estimated on the date of grant using the Black-Scholes option-pricing model. For the years ended June 30, 2007 and 2006 there were no new options granted.

Stock option activity under the Company's share based compensation plan for the year ended June 30, 2007 follows:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(Dollars in Thousands, Except Share Amounts)			
Outstanding at July 1, 2006	42,297	$12.13		
Granted	—			
Forfeited	(400)	$30.85		
Exercised	(3,400)	$ 9.28		
Outstanding at June 30, 2007	38,497	$12.18	4.1 years	$724
Exercisable at June 30, 2007	38,497	$12.18	4.1 years	$724

There were no new options granted during the year ended June 30, 2007. There were 3,400 shares of stock issued from treasury stock related to the exercise of stock options during the year ended June 30, 2007. The aggregate intrinsic value of the stock options exercised was $74,000.

A summary of the status of the Company's nonvested stock options as of June 30, 2007 and changes during the year ended June 30, 2007 is as follows:

	Stock Options	Weighted Average Grant-Date Fair Value
Nonvested at July 1, 2006	5,661	$ 8.17
Granted	—	
Vested	(5,261)	$ 7.75
Forfeited	(400)	$16.40
Nonvested at June 30, 2007	—	

As of June 30, 2007, there was no unrecognized compensation cost related to nonvested stock options granted under the plan.

A summary of the status of the Company's nonvested restricted stock as of June 30, 2007 and changes during the year ended June 30, 2007 is as follows:

	Restricted Stock	Weighted Average Grant-Date Fair Value
Nonvested at July 1, 2006	11,951	$24.57
Granted	—	
Vested	(4,811)	$20.75
Forfeited	—	
Nonvested at June 30, 2007	7,140	$27.00

There were no new restricted stock grants during the year ended June 30, 2007. Compensation expense relating to restricted stock amounted to $82,000 and $377,000 for the years ended June 30, 2007 and 2006, respectively. As of June 30, 2007, there was $161,000 of total unrecognized compensation cost related to nonvested restricted stock granted under the plan. That cost is expected to be recognized over a weighted-average period of 2.5 years.

Employee Stock Ownership Plan

Effective November 1, 1998, in connection with the Offering, the Bank established an Employee Stock Ownership Plan (the "ESOP") for the benefit of each employee who has reached the age of 21 and has completed at least 1,000 hours of service in the previous twelve-month period. The ESOP was funded by the Bank's contributions of cash. Benefits were paid in shares of common stock or in cash, subject to the employees' right to demand shares.

The ESOP had a loan agreement with the Company whereby $644,000 was borrowed for the purpose of purchasing shares of the Company's common stock. The loan provided for ten annual principal payments of $64,000 commencing on the last business day of September 1999. The Bank had committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan was secured by the shares purchased, which were held in a suspense account for allocation among the members as the loan was paid. The Bank made a $100,000 principal pre-payment on October 31, 1998 and the Bank made the final loan payment on April 18, 2007.

As of June 29, 2007, all remaining shares under the ESOP had been fully allocated to the employee participants and the ESOP was effectively terminated with a merger of the ESOP into the Company's 401(k) Plan. All shares of the Company's common stock held in the ESOP were transferred to the individual employee's 401(k) account.

Total compensation expense applicable to the ESOP amounted to $152,000 and $179,000 for the years ended June 30, 2007 and 2006, respectively.

Shares held by the ESOP include the following:

	June 30, 2006
Allocated	38,158
Committed to be allocated	4,293
Unallocated	5,026
	47,477

The fair value of unearned ESOP shares at June 30, 2006 was $143,000.

13. COMMITMENTS AND CONTINGENCIES

General

In the ordinary course of business, various legal claims arise from time to time. In the opinion of management, none of these claims pending as of June 30, 2007 will have a material effect on the Company's consolidated financial statements.

Employment agreement

The Company entered into a three-year employment agreement with its President effective September 2001. The agreement extends automatically for the period of one year commencing at the second anniversary of the effective date and on each subsequent anniversary thereafter, unless the Company or the President, subject to certain conditions, provides notice of the election to not extend the term. The agreement provides for a specific salary and benefits continuation in the event the executive is terminated without cause. However, such employment may be terminated for cause, as defined, without incurring any continuing obligations. The agreement also provides for a lump sum severance payment, subject to certain conditions, following a "change in control" as defined in the agreement.

Loan commitments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The Bank's exposure to credit loss is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Financial instruments whose contract amount represents credit risk consist of:

	June 30,	
	2007	2006
	(Dollars in Thousands)	
Commitments to grant loans	$ 7,891	$13,645
Unadvanced funds on home equity lines-of-credit	33,006	35,079
Unadvanced funds on commercial lines-of-credit	16,397	15,516
Unadvanced funds on personal lines-of-credit	1,047	980
Unadvanced funds on construction loans	11,763	18,562

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines-of-credit may expire without being drawn upon, therefore, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. Commitments to grant loans and lines-of-credit are secured by real estate or other collateral, if deemed necessary.

Derivative financial instruments

Residential real estate loan commitments are referred to as derivative loan commitments if the loan that will result from exercise of the commitment will be held for sale upon funding. The Company enters into commitments to fund residential real estate loans at specified times in the future, with the intention that these loans will subsequently be sold in the secondary market. A residential loan commitment requires the Company to originate a loan at a specific interest rate upon the completion of various underwriting requirements. Outstanding derivative loan commitments expose the Company to the risk that the price of the loans arising from the exercise of the loan commitment might decline from the inception of the rate lock to funding of the loan due to increases in loan interest rates. If interest rates increase, the value of these commitments decreases. Conversely, if interest rates decrease, the value of these loan commitments increase. Derivative loan commitments with a notional amount of $1.2 million and a negative fair value totaling $1,000 were outstanding at June 30, 2007. At June 30, 2006 there were derivative loan commitments with a notional amount of $1.4 million and a negative fair value totaling $5,000 and derivative loan commitments with a notional amount of $216,000 and a positive fair value totaling $1,000.

To protect against the price risk inherent in derivative loan commitments, the Company utilizes "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments. Under a "best efforts" contract, the Company commits to deliver an individual mortgage loan of a specified principal amount and quality to an investor and the investor commits to a price that it will purchase the loan from the Company if the loan to the underlying borrower closes. The Company generally enters into forward sale contracts on the same day it commits to lend funds to a potential borrower. The Company expects that these forward loan sale commitments will experience changes in fair value opposite to the change in fair value of derivative loan commitments. Forward loan sale commitments with a notional amount of $1.2 million and a positive fair value totaling $10,000 were outstanding at June 30, 2007. At June 30, 2006 there were forward loan sale commitments with a notional amount of $2.1 million and a positive fair value totaling $10,000 and forward loan sale commitments with a notional amount of $216,000 and a negative fair value of $1,000.

Operating lease commitments

Pursuant to the terms of noncancelable lease agreements in effect at June 30, 2007 pertaining to banking premises and equipment, future minimum rent commitments are as follows:

	Amount (Dollars in Thousands)
Years Ending June 30,	
2008	$ 966
2009	753
2010	612
2011	566
2012	529
Thereafter	1,970
	$5,396

These leases contain options to extend for periods from five to twenty years. The cost of such rentals is not included above. Total rent expense for the years ended June 30, 2007 and 2006 amounted to $820,000 and $579,000, respectively.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair values of all financial instruments where it is practicable to estimate such values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash and short-term investments approximate fair values.

Securities: Fair values for securities are based on quoted market prices.

FHLB stock: The carrying value of FHLB stock is deemed to approximate fair value, based on the redemption provisions of the FHLB.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and adjusted for credit risk. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. The fair value of residential real estate loans that are held for sale are based on market prices for such loans in the secondary market.

Deposits: The fair values disclosed for non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB advances: The fair values for FHLB advances are estimated using discounted cash flow analyses based on rates currently in effect for similar types of borrowing arrangements.

Subordinated debt: The subordinated debt is a variable rate debenture that reprices quarterly. Accordingly, carrying value approximates fair value.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Derivative financial instruments: Fair values for derivative financial instruments are based on prices currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing and are not material.

Off-balance-sheet instruments: Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing and are not material.

The estimated fair values and related carrying amounts of the Company's financial instruments are as follows:

	June 30,			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in Thousands)			
Financial assets:				
Cash and cash equivalents	$ 9,385	$ 9,385	$ 8,763	$ 8,763
Securities available for sale	52,346	52,346	50,670	50,670
Securities held to maturity	1,480	1,498	2,392	2,397
FHLB stock	5,871	5,871	5,308	5,308
Loans, net	330,020	323,513	322,158	311,750
Accrued interest receivable	1,939	1,939	1,746	1,746
Financial liabilities:				
Deposits	274,165	274,321	268,719	268,385
Borrowings	106,417	104,715	100,765	98,982
Subordinated debt	3,093	3,093	3,093	3,093

15. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Condensed financial information pertaining only to the Company is as follows:

BALANCE SHEETS

	June 30,	
	2007	2006
	(Dollars in Thousands)	
Interest-bearing deposit in Strata Bank	$ 1,526	$ 1,892
Investment in common stock of Strata Bank	30,034	28,122
Investment in common stock of Service Capital Trust I	93	93
Loan receivable from Strata Bank ESOP	—	94
Other assets	824	630
Total assets	$32,477	$30,831
Subordinated debt	$ 3,093	$ 3,093
Other liabilities	76	68
Total liabilities	3,169	3,161
Stockholders' equity	29,308	27,670
Total liabilities and stockholders' equity	$32,477	$30,831

STATEMENTS OF INCOME

	Years Ended June 30,	
	2007	2006
	(Dollars in Thousands)	
Interest income from Strata Bank	$ 37	$ 60
Operating expenses	(103)	(377)
Interest on subordinated debt	(260)	(227)
Loss before income taxes	(326)	(544)
Income tax benefit	(108)	(185)
	(218)	(359)
Equity in undistributed net income of Strata Bank	1,466	2,229
Net income	$1,248	$1,870

SERVICE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENTS OF CASH FLOWS

	Years Ended June 30, 2007	2006
	(Dollars in Thousands)	
Cash flows from operating activities:		
Net income	$ 1,248	$ 1,870
Adjustments to reconcile net income to net cash used by operating activities:		
Equity in undistributed net income of Strata Bank	(1,466)	(2,229)
Amortization of restricted stock	82	376
Other, net	(114)	(189)
Net cash used by operating activities	(250)	(172)
Cash flows from investing activities:		
Capital contribution to Strata Bank	—	(1,000)
Payment received on ESOP loan	94	64
Net cash provided (used) by investing activities	94	(936)
Cash flows from financing activities:		
Stock option exercises	32	41
Purchase of treasury stock	(242)	(157)
Net cash used by financing activities	(210)	(116)
Net change in cash and cash equivalents	(366)	(1,224)
Cash and cash equivalents at beginning of year	1,892	3,116
Cash and cash equivalents at end of year	$ 1,526	$ 1,892

16. QUARTERLY DATA (UNAUDITED)

	Years Ended June 30, 2007				2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in Thousands, Except Per Share Amounts)							
Interest and dividend income	$6,102	$6,057	$6,073	$5,999	$5,620	$5,260	$5,097	$4,794
Interest expense	3,409	3,382	3,311	3,141	2,850	2,399	2,114	1,813
Net interest income	2,693	2,675	2,762	2,858	2,770	2,861	2,983	2,981
Provision for loan losses	105	10	228	300	85	88	68	132
Net interest income, after provision for loan losses	2,588	2,665	2,534	2,558	2,685	2,773	2,915	2,849
Net gain on securities sales	106	41	196	35	70	72	5	242
Net gain on loan sales	55	29	24	55	17	14	21	9
Other non-interest income	424	375	394	381	403	364	391	374
Non-interest expense(1)	2,874	2,650	2,551	2,654	2,479	2,594	2,813	2,437
Income before income taxes	299	460	597	375	696	629	519	1,037
Provision for income taxes	39	127	191	126	241	222	191	357
Net income	$ 260	$ 333	$ 406	$ 249	$ 455	$ 407	$ 328	$ 680
Earnings per share (basic)	$ 0.16	$ 0.20	$ 0.25	$ 0.15	$ 0.28	$ 0.25	$ 0.20	$ 0.42
Earnings per share (diluted)	$ 0.16	$ 0.20	$ 0.24	$ 0.15	$ 0.27	$ 0.25	$ 0.20	$ 0.41

(1) Includes stock based compensation expense of $307,000 attributable to awards granted in the second quarter of fiscal year 2006.

ITEM 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 8A. Controls and Procedures.

(a) *Evaluation of disclosure controls and procedures.*

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's management conducted an evaluation with the participation of the Company's Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the Company's disclosure controls and procedures, as of the end of the last fiscal year. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that they believe the Company's disclosure controls and procedures were effective as of June 30, 2007 to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. We intend to continue to review and document our disclosure controls and procedures, including our internal controls and procedures for financial reporting, and we may from time to time make changes to the disclosure controls and procedures to enhance their effectiveness and to ensure that our systems evolve with our business. In designing and evaluating the Company's disclosure controls and procedures, the Company and its management recognize that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating and implementing possible controls and procedures.

(b) *Change in internal controls.*

There were no changes in the Company's internal controls over financial reporting identified in connection with the Company's evaluation of its disclosure controls and procedures that occurred during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 8B. Other Information.

None.

PART III

ITEM 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

The information called for by this Item 9 will be contained in our Proxy Statement for our 2007 Annual Meeting of Stockholders (the "2007 Proxy Statement"), which we intend to file within 120 days following our fiscal year end, and such information is incorporated herein by reference.

ITEM 10. Executive Compensation.

The information called for by this Item 10 will be contained in our 2007 Proxy Statement, which we intend to file within 120 days following our fiscal year end, and such information is incorporated herein by reference.

ITEM 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information called for by this Item 11 will be contained in our 2007 Proxy Statement, which we intend to file within 120 days following our fiscal year end, and such information is incorporated herein by reference.

ITEM 12. Certain Relationships and Related Transactions.

The information called for by this Item 12 will be contained in our 2007 Proxy Statement, which we intend to file within 120 days following our fiscal year end, and such information is incorporated herein by reference.

ITEM 13. Exhibits.

3.1 Articles of Organization of Service Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form SB-2 (SEC File No. 333-156851))

3.2 Articles of Amendment to Articles of Organization of Service Bancorp, Inc. (incorporated by reference to Exhibit 3.1(A) to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004)

3.3 Bylaws of Service Bancorp, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004)

4.1 Form of Certificate representing the Company Common Stock (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form SB-2 (SEC File No. 333-156851))

10.1 Strata Bank f/k/a Summit Bank Employee Stock Ownership Plan (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form SB-2 (SEC File No. 333-156851))

10.2 Service Bancorp, Inc. 1999 Stock Option Plan (incorporated by reference to Appendix C to the Company's 2003 Proxy Statement on Schedule 14A)

10.3 Service Bancorp, Inc. 1999 Recognition and Retention Plan (incorporated by reference to Appendix B to the Company's 1999 Proxy Statement on Schedule 14A)

10.4 Form of Director Supplemental Retirement Agreement and accompanying Information Schedule by and among Strata Bank f/k/a Summit Bank, Service Bancorp, Inc. and Service Bancorp, MHC and their subsidiaries or affiliates and each of current Directors Richard Giusti, Dr. John Hasenjaeger, Thomas R. Howie, Kenneth C. A. Issacs, Paul V. Kenney, Eugene R. Liscombe, James W. Murphy, Lawrence E. Novick, Kelly A. Verdolino, and former Directors William J. Casey, John G. Dugan, Robert J. Heavy and Robert Matson (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-KSB for the year ended June 30, 2003)

10.5 Employment Agreement dated as of September 19, 2001 by and among Pamela J. Montpelier, Strata Bank, Service Bancorp, Inc. and Service Bancorp, MHC (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001)

10.6 First Amendment to Employment Agreement dated December 13, 2005 by and among Pamela J. Montpelier and Strata Bank (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2005)

10.7 Amended and Restated Supplemental Retirement Agreement dated December 13, 2005 by and among Pamela J. Montpelier, Strata Bank, Service Bancorp, Inc., Service Bancorp, MHC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2005)

10.8 Form of Restricted Stock Award for Officers dated December 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2005)

10.9 Form of Restricted Stock Award for Non-Employee Directors dated December 1, 2005 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2005)

10.10 Amendment to the Strata Bank Employee Stock Ownership Plan dated May 15, 2007

10.11 Building lease agreement between Strata Bank as tenant and Al-Je Beau Realty Trust as landlord for property located at Beaulieu Business Park South, 122 Grove Street, Franklin, Massachusetts (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006)

14.1 Service Bancorp, Inc./Service Bancorp, MHC/Strata Bank Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-KSB for the year ended June 30, 2003)

21.1 Subsidiaries of the Company

23.1 Consent of Wolf & Company, P.C.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ITEM 14. Principal Accountant Fees and Services.

The information called for by this Item 14 will be contained in our 2007 Proxy Statement, which we intend to file within 120 days following our fiscal year end, and such information is incorporated herein by reference.

SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2007

SERVICE BANCORP, INC.

By: /s/ PAMELA J. MONTPELIER
Pamela J. Montpelier
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ PAMELA J. MONTPELIER
Pamela J. Montpelier
President, Chief Executive Officer and Director (Principal Executive Officer)

Date: September 18, 2007

By: /s/ DANA S. PHILBROOK
Dana S. Philbrook
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: September 18, 2007

By: /s/ EUGENE R. LISCOMBE
Eugene R. Liscombe, Director
(Chairman of the Board)

Date: September 18, 2007

By: /s/ RICHARD GIUSTI
Richard Giusti, Director

Date: September 18, 2007

By: ______________________
John Hasenjaeger, Director

Date: September 18, 2007

By: /s/ THOMAS R. HOWIE
Thomas R. Howie, Director

Date: September 18, 2007

By: /s/ KENNETH C.A. ISAACS
Kenneth C.A. Isaacs, Director

Date: September 18, 2007

By: /s/ PAUL V. KENNEY
Paul V. Kenney, Director

Date: September 18, 2007

By: /s/ STEPHEN LINCOLN
Stephen Lincoln, Director

Date: September 18, 2007

By: /s/ KELLY A. VERDOLINO
Kelly A. Verdolino, Director

Date: September 18, 2007

By: /s/ EUGENE G. STONE
Eugene G. Stone, Director

Date: September 18, 2007

By: /s/ LAWRENCE E. NOVICK
Lawrence E. Novick, Director

Date: September 18, 2007


Business
17
Market

STOCKHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 3:00 p.m. on October 23, 2007, at the Hampton Inn, 735 Union Street, Franklin, MA 02038.

STOCK LISTING
Over-the-Counter Bulletin Board Symbol: SERC

LEGAL COUNSEL
Nutter, McClennen & Fish, LLP
World Trade Center West
155 Seaport Boulevard
Boston, MA 02210

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Wolf & Company, P.C.
99 High Street
Boston, MA 02110

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer and Trust Company
17 Battery Place
New York, NY 10004
(212) 509-4000

Contact our transfer agent directly for assistance in changing your address, elimination of duplicate mailings, transferring stock, or replacing lost, stolen or destroyed stock certificates.

ANNUAL REPORT ON FORM 10-KSB
Additional copies of our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007, are available upon written request to Dana S. Philbrook, Chief Financial Officer, Service Bancorp, Inc., 122 Grove Street, Franklin, MA 02038.

Service Bancorp, Inc.
and its subsidiary



Strata Bank

81 Main Street
Medway, MA 02053
1-888-5-STRATA
www.stratabank.com

END